Prospectus Supplement	Filed Pursuant to Rule 424(b)(3)
Registration No. 333-170848

1,985,823 Shares of Class D Common Stock

YPF Sociedad Anónima

The selling shareholder named in this prospectus supplement offered 1,985,823 shares of our Class D common stock, Ps.10 par value per share (the “Class D shares”), in an auction process conducted through the facilities and pursuant to the block sale rules of the Mercado de Valores de Buenos Aires S.A. (“MERVAL”).

Our Class D shares trade on the Buenos Aires Stock Exchange (“BASE”) under the symbol “YPFD.”  On July 11, 2011, the last reported sale price of our Class D shares was Ps.192 per share on the BASE.  In addition, our American Depositary Shares (“ADSs”), each of which represents one Class D share, trade on the New York Stock Exchange (“NYSE”) under the symbol “YPF.”  On July 11, 2011, the last reported sale price of the ADSs was U.S.$45.11 per ADS on the NYSE.

Investing in our Class D shares involves significant risks. Before buying any securities, you should carefully read the discussion of material risks of investing in our Class D shares in “Risk Factors” in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2011, which is incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.
	Per Class D share	Total
Offering price	Ps.177.00	Ps.351,490,671.00
Agents’ commission	Ps.3.10	Ps.6,151,086.74
Proceeds to the selling shareholder, before expenses	Ps.173.90	Ps.345,339,584.26

Delivery of the Class D shares is expected to be made on or about July 15, 2011 through the facilities of the Caja de Valores S.A., the Argentine securities clearing system.

July 12, 2011

Prospectus Supplement

Page

General Information	S-1
Incorporation of Certain Information by Reference	S-1
Forward-looking Statements	S-2
The Offering	S-3
Recent Developments	S-5
Use of Proceeds	S-7
Capitalization	S-8
Selling Shareholder	S-9
Sale Process	S-10
Validity of the Securities	S-11
Experts	S-12

Prospectus

Page

About this Prospectus	ii
Where You Can Find More Information	iii
Incorporation by Reference	iv
Forward-Looking Statements	v
Summary	1
The Offering	7
Summary Financial and Operating Data	10
Use of Proceeds	16
Exchange Rates and Controls	17
Market Information	19
Capitalization	24
Selected Financial and Operating Data	25
Principal and Selling Shareholders	31
Description of American Depositary Shares	36
Material Tax Considerations	43
Plan of Distribution	48
Expenses of the Offering	49
Validity of Securities	50
Experts	51
Enforcement of Judgments Against Foreign Persons	52

i

GENERAL INFORMATION

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of Class D shares of YPF Sociedad Anónima. The second part, the accompanying prospectus, dated November 26, 2010, presents more general information about YPF Sociedad Anónima. Generally, when we refer only to the “prospectus”, we are referring to both parts combined, and when we refer to the “accompanying prospectus” we are referring to the accompanying prospectus.

YPF Sociedad Anónima is a stock corporation organized under the laws of the Republic of Argentina (“Argentina”). As used in this prospectus supplement, “YPF,” “the company,” “we,” “our” and “us” refer to YPF Sociedad Anónima and its controlled and jointly controlled companies or, if the context requires, its predecessor companies. “YPF Sociedad Anónima” or “YPF S.A.” refers to YPF Sociedad Anónima only. “Repsol YPF” refers to Repsol YPF, S.A. and its consolidated companies, including YPF, unless otherwise specified or the context otherwise requires. We maintain our financial books and records and publish our financial statements in Argentine pesos. In this prospectus, references to “pesos” or “Ps.” are to Argentine pesos, and references to “dollars,” “U.S. dollars” or “U.S.$” are to United States dollars.

We are responsible for the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the selling shareholder have authorized any other person to provide you with different information. Neither we nor the selling shareholder are making an offer to sell the Class D shares in any jurisdiction where the offer or sale is not permitted. The information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein may only be accurate as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since such dates. The information in the accompanying prospectus is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this prospectus supplement.

Our principal executive offices are located at Macacha Güemes 515, (C1106BKK) Ciudad Autónoma de Buenos Aires, Argentina, and our general telephone number is (011-54-11) 5441-2000. Our website address is www.ypf.com and our website is available in Spanish. Information contained on our website is not incorporated by reference in, and shall not be considered a part of, this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we submit to it, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus supplement. Information contained in this prospectus supplement and information that we submit to the SEC in the future and incorporate by reference will automatically update and supersede the previously submitted information. We incorporate herein by reference the documents listed below that we have submitted to the SEC:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2010 (the “2010 Form 20-F”) filed with the SEC on April 12, 2011;

•
our report on Form 6-K as furnished to the SEC on May 13, 2011, which includes our unaudited financial statements as of March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010 (the “March 31, 2011 Form 6-K”);

•	our report on Form 6-K as furnished to the SEC on May 6, 2011, which includes a discussion of our results for the three-month period ended March 31, 2011; and

•	our report on Form 6-K as furnished to the SEC on July 12, 2011, which includes disclosure relating to certain recent developments.

We incorporate by reference in this prospectus all subsequent annual reports filed with the SEC on Form 20-F under the Exchange Act, prior to the termination of the offering, and those of our reports submitted to the SEC on Form 6-K that we specifically identify in such form as being incorporated by reference.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies, you should rely on the statements made in this prospectus or in the most recent document incorporated by reference herein.

You may obtain a copy of these filings at no cost by writing or telephoning us at the following address:

YPF S.A.
Office of Shareholders Relations
Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
Tel. (011-54-11) 5441-5531
Fax (011-54-11) 5441-2113

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference, contain statements that we believe constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of us and our management, including statements with respect to trends affecting our financial condition, financial ratios, results of operations, business, strategy, geographic concentration, reserves, future hydrocarbon production volumes and the company’s ability to satisfy its long-term sales commitments from future supplies available to the company, dates or periods in which production is scheduled or expected to come onstream, as well as our plans with respect to capital expenditures, business strategy, geographic concentration, cost savings, investments and dividends payout policies. These statements are not a guarantee of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond our control or may be difficult to predict. Accordingly, our future financial condition, prices, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, cost savings, investments and dividend policies could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, inflation, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, replacement of hydrocarbon reserves, environmental, regulatory and legal considerations and general economic and business conditions in Argentina, as well as those factors described in “Item 3. Key Information—Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in our 2010 Form 20-F. We do not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

THE OFFERING

Issuer	YPF Sociedad Anónima

Selling shareholder	Repsol YPF. See “Selling Shareholder.”

Securities offered by the selling shareholder	1,985,823 Class D shares. See “Sale Process.”

Share capital
As of the date of this prospectus supplement, our share capital consisted of 393,312,793 shares, consisting of 3,764 Class A shares, 7,624 Class B shares, 40,422 Class C shares and 393,260,983 Class D shares, each fully subscribed and paid, with a par value of ten pesos each. See “Item 10. Additional Information—Capital Stock” in our 2010 Form 20-F.

The offering of our Class D shares by the selling shareholder as contemplated by this prospectus supplement will not affect our share capital.

Listing
Our Class D shares are listed on the Buenos Aires Stock Exchange, or BASE, under the symbol “YPFD”. In addition, our Board of Directors approved on November 5, 2010 the listing of our Class D shares on Latibex, an international market approved by the Spanish government and regulated by the Spanish Securities Market Law. As of the date hereof, the listing on Latibex is still pending.  Our ADSs are listed on the New York Stock Exchange, or NYSE, under the symbol “YPF”.

Existing shareholders
The following table summarizes the percentage of our outstanding shares held by our existing shareholders both before and after giving effect to the sale of 1,985,823 Class D shares by the selling shareholder.

	As of July 11, 2011
	Actual	As adjusted
Repsol YPF(1)	57.94%	57.43%
Petersen Group(2)	25.46%	25.46%
Public	16.59%	17.10%
Argentine federal and provincial governments	*	*
Employee fund	0.01%	0.01%
_________________
* Represents beneficial ownership of less than 0.01%.
(1)
Includes shares beneficially owned through Repsol YPF Capital S.L. and Caveant S.A., which are indirect wholly-owned subsidiaries of Repsol YPF.  Share ownership percentages do not reflect the effect of possible future exercise of (i) the 6,410,257 warrants issued by Repsol YPF to Eton Park Master Fund, Ltd. and Eton Park Fund, L.P. in December 2010, each such warrant exercisable for one ADS, and (ii) the 11,414,329 non-transferable put options issued by Repsol YPF to Lazard Asset Management LLC in March 2011, as described under “Selling Shareholder—Certain Put Options.”

(2)	Corresponds to Petersen Energía S.A. (14.90%) and Petersen Energía Inversora S.A. (“PEISA”) (10.56%).

Dividends
Holders of each class of our common stock rank equally for the purpose of receiving any dividends approved by our shareholders. The owners of ADSs will be entitled to receive dividends to the same extent as the owners of shares of common stock. Holders of ADSs on the applicable record dates will be entitled to receive dividends paid on the shares of common stock represented by the ADSs, after deduction of any applicable expenses of the depositary. In accordance with Argentine corporate law, we may pay dividends that are approved by our shareholders in pesos out of retained earnings, if any, as set forth in our audited financial statements prepared in accordance with Argentine GAAP and filed with the CNV, after any required contribution to our legal reserve. The transfer abroad of dividend payments in connection with closed and audited financial statements approved by a shareholders’ meeting is currently authorized by applicable regulations. We have adopted a dividend policy under which we expect to distribute 90% of our net income as dividends. See “Principal and Selling Shareholders—Shareholders’ Agreement” in the accompanying prospectus. This dividend policy is subject to a number of factors, including our debt service requirements, capital expenditure and investment plans, other cash requirements and such other factors as may be deemed relevant at the time. We cannot assure you that we will pay any dividends in the future.

Voting rights
Holders of each class of our common stock are entitled to one vote per share of common stock, although the affirmative vote of holders of our Class A shares is required for certain actions.  See “Item 10. Additional Information—Capital Stock” in our 2010 Form 20-F.

Use of proceeds
The selling shareholder will receive all of the net proceeds from the sale of Class D shares offered by this prospectus supplement, and we will not receive any proceeds from any offering contemplated by this prospectus supplement. See “Use of Proceeds.”

Taxation	For a discussion of the material U.S. and Argentine tax considerations relating to an investment in our Class D shares, see “Material Tax Considerations” in the accompanying prospectus.

Risk factors
See “Item 3. Key Information—Risk Factors” in our 2010 Form 20-F and other information included in this prospectus supplement and the accompanying prospectus for a discussion of factors you should consider before deciding to invest in our Class D shares.

RECENT DEVELOPMENTS

Legal Proceedings

Argentina–legal proceedings update

Set forth below is a summary of significant recent developments in legal proceedings in which we are involved in Argentina.

Alleged defaults under natural gas supply contracts. In connection with certain claims related to transportation fees and charges associated with transportation services under contracts associated with natural gas exports, one of the parties, Nacion Fideicomisos S.A., initiated a claim against YPF claiming the payment of certain transportation charges. A mediation hearing is scheduled for July 25, 2011. In the opinion of our management, the claim initiated by Nacion Fideicomisos S.A. will not have a material adverse effect on our results of operations.

YPF Holdings—legal proceedings update

Set forth below is a summary of significant recent developments in the legal proceedings involving our subsidiary, YPF Holdings, Inc.

Passaic River/Newark Bay, New Jersey.  In respect of the Passaic River litigation discussed under “Item 8. Financial Information—Legal Proceedings—YPF Holdings—Passaic River/Newark Bay, New Jersey” in our 2010 Form 20-F, in May 2011, the judge issued Case Management Order XVII (“CMO XVII”), which contains the trial plan for the case.  This trial plan divides the case into two phases, each with its own mini-trials.  Phase one will determine liability and Phase two will determine damages.  Following the entry of CMO XVII, the State of New Jersey and Occidental Petroleum Corporation (“Occidental”) filed motions for partial summary judgment.  The State of New Jersey filed two motions, one against Occidental and Maxus Energy Corporation (“Maxus”), seeking a partial summary judgment that Occidental is liable to the State under the Spill Act, and the other against Tierra Solutions Inc. (“Tierra”), arguing that Tierra also has Spill Act liability to the State.  Occidental, meanwhile, brought a motion for partial summary judgment of liability against Maxus on Occidental’s liability claims (Occidental has also joined the State’s motion against Tierra).  Opposition briefs were filed on June 23 and June 24, 2011.  Oral argument on these motions is scheduled for July 15, 2011.

Other Recent Developments

•
On April 26, 2011, Mr. Roberto Baratta was appointed to our Board of Directors as a representative of the Argentine government, the sole holder of our class A shares. Mr. Baratta obtained his degree in International Trade from the University of Luján and obtained an M.B.A. degree from the University of Buenos Aires.  Since 2003, he has been the Under-Secretary of Coordination and Management Control in the Ministry of Planning, Public Investment and Services of the Argentine Republic.  Previously, he worked as a consultant for both private and public sector entities.

•
On April 26, 2011, the Ordinary Shareholders’ meeting approved, among other matters, our appropriation of Ps.6,622 million as a reserve for future dividends, and empowered our Board of Directors to authorize the payment of dividends from such reserve amount until the date of the next Ordinary Shareholders’ meeting, considering our results of operations and financial condition, among other matters.  In May 2011, we paid dividends in the amount of Ps.2,753 million.

•
Under the Exploration and Production Development Program 2010/2014, we have drilled six vertical exploration wells appraising an area of 330 km² (81,500 acres) in the Vaca Muerta formation, in the northern area of Loma La Lata, Neuquén province.  The results showed initial flows ranging from 200 to 560 barrels of oil equivalent per day (boe/d – average during the first 30 days of production in each well).  As of the date hereof, no proved reserves have been recognized for the related projects.  Proved reserves may be recognized only once the applicable regulations and requirements for recording proved reserves are met.  In light of our initial results, YPF will begin a pilot development in an area of 25 Km2 (6,180 acres) and appraise another 200 km2 (49,400 acres).  We estimate that about 17 new wells will be drilled and 14 existing wells will be fractured during the remainder of 2011, which is expected to involve an estimated total investment of approximately U$S270 million, of which US$100 million have already been invested.

•
In the three-month period ended June 30, 2011, the Province of Santa Cruz, which produces approximately 20% of Argentina’s crude oil, was affected by a province-wide teachers’ strike and an unrelated oil-workers’ strike.  These disputes have adversely affected the operations of YPF and other oil-producing companies, causing the temporary suspension of operations, or a reduction in production, in their oil-fields in the Province of Santa Cruz.  Although our financial statements for the three-month period ended June 30, 2011 have not been finalized as of the date of this prospectus supplement, we expect that our results of operations and our operating margins for such period will be adversely affected by losses in production of crude oil resulting from these strikes, as well as by the higher volume of products we have purchased from third parties to cover production shortfalls, partially offset by an increase in production in other areas.  Although we have resumed production in our oil-fields in part of the Province of Santa Cruz, our financial performance may be further adversely affected if strikes or other forms of protest continue.  In 2010, our production from the Province of Santa Cruz represented approximately 24% of our total production of crude oil.

•	In June 2011, we issued a new series of debt securities, denominated in Argentine pesos for a total of Ps.300 million. These debt securities mature in December 2013.

•
Extension of Exploitation Concessions in the province of Mendoza.  In April 2011, YPF entered into a Memorandum of Agreement with the province of Mendoza to extend the term of certain exploitation concessions and the transportation concessions located within the province.  This agreement became effective on July 4, 2011 through the issuance of Executive Decree 1,465 of the Province of Mendoza.

USE OF PROCEEDS

We will not receive any proceeds from the sale of Class D shares by the selling shareholder.

CAPITALIZATION

The following table sets forth our indebtedness, shareholders’ equity and total capitalization as of March 31, 2011, as derived from our financial statements incorporated by reference in this prospectus supplement. You should read this table in conjunction with the section entitled “Item 3. Key Information—Selected Financial Data” in our 2010 Form 20-F, the information contained in our March 31, 2011 Form 6-K and with our financial statements and the related notes incorporated by reference in this prospectus supplement. The sale contemplated herein of Class D shares by the selling shareholder will have no effect on our capitalization.

	As of March 31, 2011
	(in millions of U.S. dollars)(1)	(in millions of pesos)
Outstanding indebtedness
Short-term indebtedness	1,528	6,188
Long-term indebtedness	466	1,888
Total indebtedness(2)	1,994	8,076
Total shareholders’ equity(3)	5,139	20,811
Total capitalization(3)	7,133	28,887

(1)	U.S. dollar amounts are based on the exchange rate quoted by the Central Bank on March 31, 2011 of Ps.4.05 to U.S.$1.00.

(2)
None of our indebtedness was secured as of March 31, 2011. Loans in an aggregate principal amount of approximately U.S.$250 million (approximately Ps.1,035 million) were guaranteed by Repsol YPF as of such date.

(3)	Unaudited.

SELLING SHAREHOLDER

The following table sets forth certain information regarding the shares of our capital stock, including Class D shares represented by ADSs, held by the selling shareholder as of July 11, 2011 and as adjusted to show the effects of the offering. Percentage ownership is based on 393,312,793 ordinary shares outstanding on July 11, 2011.  Repsol YPF has stated that it intends to reduce its holding in YPF to approximately 51% over time.

	Beneficial Ownership Before Offering			Beneficial Ownership After Offering(1)
Selling Shareholder	Number	Percentage	Number of Shares Offered	Number	Percentage
Repsol YPF(1)	227,876,136	57.94%	1,985,823	225,890,313	57.43%

(1)
Includes shares beneficially owned through Repsol YPF Capital S.L. and Caveant S.A., which are indirect wholly-owned subsidiaries of Repsol YPF. Share ownership amounts and percentages do not reflect the effect of possible future exercise of (i) the 6,410,257 warrants issued by Repsol YPF to Eton Park Master Fund, Ltd. and Eton Park Fund, L.P. in December 2010, each such warrant exercisable for one ADS, and (ii) the 11,414,329 non-transferable put options issued by Repsol YPF to Lazard Asset Management LLC in March 2011, as described below under “—Certain Put Options.” Repsol YPF’s executive offices are located at Paseo de la Castellana, 278—280, 28046 Madrid, Spain.

Certain Put Options

In connection with a sale of ADSs to Lazard Asset Management LLC (“Lazard Asset Management”), acting on behalf of certain of its clients, on March 11, 2011 Repsol YPF also agreed to issue Lazard Asset Management, acting on behalf of certain of its clients, an aggregate of 11,414,329 non-transferable put options (the “Put Options”), subject to adjustment in accordance with certain customary anti-dilution provisions, pursuant to a put option agreement (the “Lazard Put Option Agreement”).  Each Put Option entitles, upon exercise, the relevant holder to require Repsol YPF to purchase one ADS held by such holder for a purchase price of U.S.$42.40 per ADS, subject to the anti-dilution adjustment provisions contained in the Lazard Put Option Agreement. The aggregate number of outstanding Put Options held by each holder will be reduced as of September 12, 2011 (the “Option Determination Date”) by a percentage of the aggregate number of outstanding Class D shares (including Class D shares in the form of ADSs) held by non-affiliates and eligible for resale without restriction on the NYSE as of the trading day preceding the Option Determination Date.  Based on the number of outstanding Class D shares (including Class D shares in the form of ADSs) held by non-affiliates and eligible for resale without restriction on the NYSE as of the date of this prospectus supplement, the Put Options would have no value.  Assuming the number of outstanding Class D shares (including Class D shares in the form of ADSs) held by non-affiliates and eligible for resale without restriction on the NYSE does not decline materially prior to the Option Determination Date, we expect the aggregate number of Put Options to be reduced to zero.

Any Put Options that remain outstanding on the Option Determination Date may be exercised in whole or in part by each holder only once at any time between 9:00 a.m. and 5:00 p.m. from and including the Option Determination Date to and including October 10, 2011.  The Put Options are not transferrable except with the prior written consent of Repsol.  The Put Options were sold by Repsol YPF in a private placement pursuant to applicable exemptions under the Securities Act and may not be resold by holders.

Shares Available for Sale

Following this offering, Repsol YPF and its affiliates may continue to hold shares representing up to 57.43% of our capital stock. In addition, the Petersen Group will hold shares representing 25.46% of our capital stock. Sales of a substantial number of shares after the consummation of this offering, or the anticipation of such sales, could decrease the trading price of the Class D shares.

SALE PROCESS

On the date of this prospectus, the selling shareholder entered into an agency agreement with BBVA Banco Francés S.A. (which may include certain of its affiliates) and Raymond James Argentina Sociedad de Bolsa S.A. (the “agents”), pursuant to which the agents agreed to place 1,697,461 Class D shares (the “subscribed Class D shares”) with certain investors in Argentina at a price of Ps.177 per Class D share (the “offering price”) in an auction process through the facilities and pursuant to the block sale rules of the MERVAL.  The agents have agreed to purchase the subscribed Class D shares that are not purchased by investors. In addition, the selling shareholder has agreed to sell up to an additional 288,362 Class D shares (the “additional Class D shares”) at the offering price to other investors that delivered purchase orders through the facilities of the MERVAL at or above the offering price in the auction process conducted pursuant to the block sale rules of the MERVAL on the date of this prospectus. All of the additional Class D shares will be sold at the offering price. The agents will not be required to purchase any additional Class D shares that are not purchased by such other investors.

The agency agreement provides that the selling shareholder will pay the agents commissions of 1.75% of the aggregate offering price of the total number of subscribed Class D shares and additional Class D shares sold in the offering.  The agents will receive aggregate commissions amounting to approximately Ps.6.2 million, assuming all of the additional Class D shares are purchased by investors.

The selling shareholder will receive proceeds (net of the agents’ commissions) from the offering of approximately Ps.345.3 million, assuming all of the additional Class D shares are purchased by investors.  The selling shareholder estimates that its total expenses for the offering (excluding the agents’ commissions) will be approximately U.S.$360 thousand.

The selling shareholder has agreed to indemnify the agents against certain liabilities.

In connection with the offering, Repsol YPF has agreed that, for a period of 60 days after the date of this prospectus supplement, it will not make any sales of Class D shares in the Argentine market at a price per share that is lower than the offering price.

The Class D shares trade on the BASE under the symbol “YPFD.” The ADSs are listed on the New York Stock Exchange under the symbol “YPF.”

Relationships with the Agents

The agents and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The agents and their respective affiliates have provided in the past to us and our affiliates and to the selling shareholder and its affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In particular, Raymond James Argentina S.B.S.A. has acted as financial advisor to Repsol YPF in connection with certain of Repsol YPF’s prior sales of our shares and ADSs.  In addition, from time to time, the agents and their respective affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

In the ordinary course of their various business activities, the agents and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The agents and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

VALIDITY OF THE SECURITIES

The validity of the Class D shares and other matters governed by Argentine law will be passed upon for us and the selling shareholder by Severgnini, Robiola, Grinberg & Larrechea, Buenos Aires, Argentina. Carlos María Tombeur and Arturo F. Alonso Peña, members of Severgnini, Robiola, Grinberg & Larrechea, are members of our Supervisory Committee.  Certain matters of U.S. law will be passed upon for us and the selling shareholder by Davis Polk & Wardwell LLP, New York, New York.  Bruchou, Fernández Madero & Lombardi, Buenos Aires, Argentina, and Tanoira Cassagne, Buenos Aires, Argentina, both counsel to the agents, will pass on certain matters of Argentine law.

EXPERTS

The audited consolidated financial statements incorporated in this prospectus supplement by reference to our 2010 Form 20-F and the effectiveness of our internal control over financial reporting have been audited by Deloitte & Co. S.R.L. (“Deloitte”), an independent registered public accounting firm, as stated in its reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon its authority as expert in accounting and auditing.  Deloitte’s report on the audited consolidated financial statements incorporated in this prospectus supplement by reference to our 2010 Form 20-F expresses an unqualified opinion on YPF’s consolidated financial statements and includes an explanatory paragraph stating that the accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and that the information relating to the nature and effect of such differences is presented in Notes 12, 13 and 14 to YPF’s audited consolidated financial statements.

During the years ended December 31, 2010 and 2009 and through the date of this prospectus supplement, the principal independent accountant engaged to audit our financial statements, Deloitte, has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed.

The offices of Deloitte & Co. S.R.L. are located at Florida 234, 5th floor, Ciudad Autónoma de Buenos Aires, Argentina.

PROSPECTUS

Shares of Class D Common Stock
(including in the form of American depositary shares)

YPF Sociedad Anónima

This prospectus relates to up to 58,996,919 issued and outstanding shares of our Class D common stock (the “Class D shares”), including in the form of American depositary shares, or ADSs, that may be offered and sold from time to time by the selling shareholders named in this prospectus, in amounts, at prices and on terms that will be determined at the time of any such offering. Each ADS represents one Class D share. For more information on the sale of the Class D shares, including in the form of ADSs, please see “Plan of Distribution.”

You should carefully read this prospectus before you invest in our Class D shares and ADSs.

The ADSs trade on the New York Stock Exchange (“NYSE”) under the symbol “YPF.” On          , 2010, the last reported sale price of the ADSs was U.S.$          per ADS on the NYSE. Our Class D shares trade on the Buenos Aires Stock Exchange (“BASE”) under the symbol “YPFD.” On          , 2010, the last reported sale price of our Class D shares was Ps.          per share on the BASE.

Investing in our Class D shares and the ADSs involves significant risks. Before buying any securities, you should carefully read the discussion of material risks of investing in our Class D shares or the ADSs in “Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2009, which is incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated November 26, 2010

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-3 that we filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. As allowed by the SEC rules, this prospectus does not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits. Statements contained in this prospectus about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters.

This prospectus provides you with a general description of our Class D shares and ADSs. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” beginning on page iii of this prospectus. Any information in a prospectus supplement, if any, or information incorporated by reference after the date of this prospectus is considered part of this prospectus and may add, update or change information contained in this prospectus. Any information in such subsequent filings that is inconsistent with this prospectus will supersede the information in this prospectus.

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the selling shareholders have authorized any other person to provide you with different information. Neither we nor the selling shareholders are making an offer to sell the Class D shares or ADSs in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

YPF Sociedad Anónima is a stock corporation organized under the laws of the Republic of Argentina (“Argentina”). As used in this prospectus, “YPF,” “the company,” “we,” “our” and “us” refer to YPF Sociedad Anónima and its controlled and jointly controlled companies or, if the context requires, its predecessor companies. “YPF Sociedad Anónima” or “YPF S.A.” refers to YPF Sociedad Anónima only. “Repsol YPF” refers to Repsol YPF, S.A. and its consolidated companies, including YPF, unless otherwise specified or the context otherwise requires. We maintain our financial books and records and publish our financial statements in Argentine pesos. In this prospectus, references to “pesos” or “Ps.” are to Argentine pesos, and references to “dollars,” “U.S. dollars” or “U.S.$” are to United States dollars.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-3 under the U.S. Securities Act of 1933 (the “Securities Act”). This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish to the SEC annual reports containing financial statements audited by our independent auditors and our quarterly reports containing unaudited financial data for the first three quarters of each fiscal year, as required by Argentine National Securities Commission (“CNV”) rules and regulations. We will file annual reports on Form 20-F within the time period required by the SEC, which is currently six months from December 31, the end of our fiscal year, and will file reports on Form 6-K containing an English language version of any quarterly reports we file with Argentine securities regulators or stock exchanges.

We will send the depositary a copy of all notices that we give relating to meetings of our shareholders or to distributions to shareholders or the offering of rights and a copy of any other report or communication that we make generally available to our shareholders. The depositary will make all these notices, reports and communications that it receives from us available for inspection by registered holders of ADSs at its office. The depositary will mail copies of those notices, reports and communications to you if we ask the depositary to do so and furnish sufficient copies of materials for that purpose. See “Description of American Depositary Shares—Notices and Reports.”

We also file financial statements and other periodic reports with the CNV located at Avenida 25 de Mayo 175, Buenos Aires, Argentina.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we submit to it, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Information contained in this prospectus and information that we submit to the SEC in the future and incorporate by reference will automatically update and supersede the previously submitted information. We incorporate herein by reference the documents listed below that we have submitted to the SEC:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Form 20-F”) filed with the SEC on June 29, 2010;

•	our report on Form 6-K as furnished to the SEC on August 6, 2010 (the “June 30, 2010 Form 6-K”);

•	our report on Form 6-K as furnished to the SEC on August 13, 2010; and

•	our report on Form 6-K as furnished to the SEC on November 26, 2010 (the “September 30, 2010 Form 6-K”).

We incorporate by reference in this prospectus all subsequent annual reports filed with the SEC on Form 20-F under the Exchange Act, prior to the termination of the offering, and those of our reports submitted to the SEC on Form 6-K that we specifically identify in such form as being incorporated by reference.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies, you should rely on the statements made in this prospectus or in the most recent document incorporated by reference herein.

You may obtain a copy of these filings at no cost by writing or telephoning us at the following address:

YPF S.A.
Office of Shareholders Relations
Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
Tel. (011-54-11) 5441-5531
Fax (011-54-11) 5441-2113

FORWARD-LOOKING STATEMENTS

This prospectus, including any documents incorporated by reference, contains statements that we believe constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of us and our management, including statements with respect to trends affecting our financial condition, financial ratios, results of operations, business, strategy, geographic concentration, reserves, future hydrocarbon production volumes and the company’s ability to satisfy its long-term sales commitments from future supplies available to the company, dates or periods in which production is scheduled or expected to come onstream, as well as our plans with respect to capital expenditures, business strategy, geographic concentration, cost savings, investments and dividends payout policies. These statements are not a guarantee of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond our control or may be difficult to predict. Accordingly, our future financial condition, prices, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, cost savings, investments and dividend policies could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, replacement of hydrocarbon reserves, environmental, regulatory and legal considerations and general economic and business conditions in Argentina, as well as those factors described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our 2009 Form 20-F. We do not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

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SUMMARY

This summary highlights certain relevant information included elsewhere in this prospectus. This summary does not purport to be complete and may not contain all of the information that is important or relevant to you. Before investing in the Class D shares or ADSs, you should read this entire prospectus carefully for a more complete understanding of our business and the offering, including our audited and unaudited financial statements and related notes and the sections entitled “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our 2009 Form 20-F, and the information incorporated by reference herein.

Overview

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream and downstream segments. Our upstream operations consist of the exploration, development and production of crude oil, natural gas and LPG. Our downstream operations include the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals, LPG and bio-fuels. Additionally, we are active in the gas separation and natural gas distribution sectors both directly and through our investments in several affiliated companies. In 2009, we had consolidated net sales of Ps.34,320 million (U.S.$9,032 million) and consolidated net income of Ps.3,486 million (U.S.$917 million), and in the nine-month period ended September 30, 2010, we had consolidated net sales of Ps.31,849 million (U.S.$8,043 million) and consolidated net income of Ps.4,580 million (U.S.$1,156 million).

Most of our predecessors were state-owned companies with operations dating back to the 1920s. In November 1992, the Argentine government enacted the Privatization Law (Law No. 24,145), which established the procedures for our privatization. In accordance with the Privatization Law, in July 1993, we completed a worldwide offering of 160 million Class D shares that had previously been owned by the Argentine government. As a result of that offering and other transactions, the Argentine government’s ownership interest in our capital stock was reduced from 100% to approximately 20% by the end of 1993.

Since 1999, we have been controlled by Repsol YPF, an integrated oil and gas company headquartered in Spain with global operations. Repsol YPF owned approximately 99% of our capital stock from 2000 until 2008, when the Petersen Group (as defined in “Principal and Selling Shareholders”) purchased, in different stages, shares representing 15.46% of our capital stock. In addition, Repsol YPF granted certain affiliates of Petersen Energía S.A. (“Petersen Energía”) an option to purchase up to an additional 10% of our outstanding capital stock. This option will expire on February 21, 2012.

Upstream Operations

•
We operate more than 70 oil and gas fields in Argentina, accounting for approximately 39% of the country’s total production of crude oil, excluding natural gas liquids, and approximately 39% of its total natural gas production, including natural gas liquids, in 2009, according to information provided by the Argentine Secretariat of Energy.

•	We had proved reserves, as estimated as of December 31, 2009, of approximately 538 mmbbl of oil and 2,672 bcf of gas, representing aggregate reserves of 1,013 mmboe.

•
In 2009, we produced approximately 111 mmbbl of oil (302 mbbl/d), including condensate and natural gas liquids, and 533 bcf of gas (1,460 mmcf/d) and, in the nine-month period ended September 30, 2010, we produced approximately 82 mmbbl of oil (298 mbbl/d) and 386 bcf of gas (1,373 mmcf/d).

Downstream Operations

•	We are Argentina’s leading refiner with operations conducted at three wholly-owned refineries with combined annual refining capacity of approximately 116 mmbbl (319.5 mbbl/d). We also have a 50%

interest in Refinería del Norte, S.A. (“Refinor”), an entity jointly controlled with and operated by Petrobras Energía S.A., which has a refining capacity of 26.1 mbbl/d.

•
Our retail distribution network for automotive petroleum products as of September 30, 2010 consisted of 1,624 YPF-branded service stations, and we estimate we held approximately 31% of all gasoline service stations in Argentina.

•
We are one of the leading petrochemical producers in Argentina and in the Southern Cone of Latin America, with operations conducted through our Ensenada and Plaza Huincul sites. In addition, Profertil S.A. (“Profertil”), a company that we jointly control with Agrium Investments Spain S.L. (“Agrium”), is one of the leading producers of urea in the Southern Cone.

The Argentine Market

Argentina is the first largest producer of natural gas and the fourth largest producer of crude oil in Latin America based on 2009 production, according to the BP Statistical Review.

In response to the economic crisis of 2001 and 2002, the Argentine government, pursuant to the Public Emergency Law (Law No. 25,561), established export taxes on certain hydrocarbon products. In subsequent years, in order to satisfy growing domestic demand and abate inflationary pressures, this policy was supplemented by constraints on domestic prices, temporary export restrictions and subsidies on imports of natural gas and diesel. As a result, until 2008, local prices for oil and natural gas products had remained significantly below those prevalent in neighboring countries and international commodity exchanges, heightening domestic demand for such products. In the case of natural gas, the price at which Bolivia exports natural gas to Argentina was approximately U.S.$6.16/mmBtu in December 2009(approximately U.S.$7.41/mmBtu in September 2010, while our average sales price in Argentina during 2009 was approximately U.S.$1.86/mmBtu.

Argentina’s gross domestic product, or GDP, after declining during the economic crisis of 2001 and 2002, grew at an average annual real rate of approximately 8.5% from 2003 to 2008, deccelerating in 2009 as a result of the crisis in the global economy. Driven by this economic expansion and low domestic prices, energy demand has increased significantly during the same period, outpacing energy supply (which in the case of oil declined). For example, Argentine natural gas and diesel consumption grew at average annual rates of 6.7% and 4.7%, respectively, during the period 2003-2008, before decreasing slightly in 2009, according to the BP Statistical Review and the Argentine Secretariat of Energy. As a result of this increasing demand and actions taken by the Argentine regulatory authorities to support domestic supply, exported volumes of hydrocarbon products, especially natural gas, diesel and gasoline, declined steadily over this period. At the same time, Argentina has increased hydrocarbon imports, becoming a net importer of certain products, such as diesel, and increased imports of gas (including NGL). In 2003, Argentina’s net exports of diesel amounted to approximately 1,349 mcm, while in 2009 its net imports of diesel amounted to approximately 545 mcm, according to information provided by the Argentine Secretariat of Energy. Significant investments in the energy sector are expected to be required in order to support continued economic growth, as the industry is currently operating near capacity.

Demand for diesel in Argentina exceeds domestic production. In addition, the import prices of refined products have been substantially higher than the average domestic sales prices of such products, rendering the import and resale of such products uneconomic. As a result, service stations experience temporary shortages and are required to suspend or curtail diesel sales. While we are operating our refineries at or above capacity, during peak demand periods we are forced to prorate supplies among our service stations according to historical sales levels.

As the largest integrated oil and gas company in Argentina, we believe that we are well positioned to benefit from potential reform in the energy sector, although we cannot assure that reforms will be implemented or, if implemented, that they will be advantageous to our business.

Competitive Strengths

Largest producer, refiner and marketer of crude oil, natural gas and refined products in Argentina

Our upstream operations benefit from concessions providing access to 22% of the total proved crude oil reserves, excluding natural gas liquids, and 25% of total proved natural gas reserves, including natural gas liquids, in Argentina as of December 31, 2009, according to the Argentine Secretariat of Energy. In 2009, we had an attributable production share, which represents our share of the total production from the fields in which we have an interest, of approximately 39% of the total crude oil extracted, excluding natural gas liquids (more than the next four largest producers combined), and approximately 39% of total natural gas extracted, including natural gas liquids, in Argentina, according to the Argentine Secretariat of Energy.

Our downstream operations refine and distribute more refined products than any other company in Argentina. In 2009, we estimate that we had over 50% of the country’s refining capacity and distributed more diesel, gasoline, lubricants, asphalts and compressed natural gas than any other distributor. As of September 30, 2010, we had 1,624 YPF-branded service stations (including proprietary and franchised service stations), and we believe held approximately 31% of the country’s gasoline service stations, and we had a market share of gasoline and diesel of 56.4%, according to analysis we made of the information provided by the Secretariat of Energy. We are one of the largest petrochemical producers in the Argentine market, offering a wide range of products, including aromatics and fertilizers, LAB, LAS, maleic anhydride, polybutenes, methanol and solvents.

Favorably positioned as an integrated player

We participate in all phases of the oil and gas value chain, including production, refining, marketing and distribution, with the potential to capture margin at all levels. In 2009 and 2008, our production represented approximately 78% and 83%, respectively, of the total crude oil processed by our refineries.

Substantial portfolio of operated oil and gas concessions

As of September 30, 2010, we held interests in 106 production concessions and exploration permits in Argentina, with 100% ownership interest in 57 of these. Many of our production concessions are among the most productive in Argentina, including concessions in the Neuquina and Golfo de San Jorge basins, which accounted for approximately 85% of our total production in 2009. Our concessions are not scheduled to expire until 2017 and concessions representing approximately 50% of our proved reserves as of December 31, 2009 were extended prior to the date of this prospectus through 2026 and 2027 (see Note 5(c) to our Unaudited Interim Financial Statements.). We have a portfolio of mature fields with geologic characteristics that are similar in many respects to those in other regions (such as those in the United States) which have been successfully rejuvenated through the use of advanced oil recovery technologies to increase field recovery factors. In addition, there is tight gas in place within our concession areas in Argentina.

A majority of our fields have been in operation for several years and, as a result, approximately 79% of our total proved reserves of 1,013 mmboe were categorized as developed as of September 30, 2010.

Extensive refining and logistics assets

We have extensive refining assets which we believe represent more than 50% of the country’s refining capacity, operating at high utilization rates. Our refining system has high complexity, giving us flexibility to shift some of our production resources toward higher value-added products. Our refining assets also benefit from large scale (our La Plata refinery is the largest in Argentina with a capacity of 189,000 bbl/d) and convenient location, and rank highly in terms of availability and maintenance.

We manage a large scale logistics network, consisting of 1,801 km of multi-product pipelines for the distribution of our refined products, connecting our two main refineries to our most important depots, of which we have 16 with a total storage capacity of approximately 1,023 thousand cubic meters. We also operate 53 airport facilities (40 of which are wholly-owned) with a total storage capacity of 24,000 cubic meters and 27 company-owned tanker trucks.

All of our refineries are connected to pipelines that we own or in which we have a significant stake. Oil is piped to our Luján de Cuyo refinery from Puerto Hernández by a 528 km pipeline and to our La Plata refinery from Puerto Rosales by another 585 km pipeline. We also have a 37% stake in Oleoductos del Valle S.A. (the company operating the oil pipeline from the Neuquina basin to Puerto Rosales).

Strong marketing brand

The “YPF” brand is widely recognized in the Argentine consumer market. Our 1,624 YPF-branded service stations are located throughout Argentina’s urban and suburban areas, and we have more than 1 million cardmembers in our marketing loyalty programs. We also leverage our marketing and branding power to sell industrial products, such as lubricants, for which we held a 37.4% market share as of September 30, 2010, according to our latest internal estimates.

Experienced management team and access to Repsol YPF expertise

We are led by a highly regarded and experienced team of professionals. Certain members of the senior management team have long tenures with us and significant experience in the Argentine energy sector.

We benefit from Repsol YPF’s experience and know-how in the upstream and downstream businesses. Repsol YPF is an integrated international oil and gas company with significant activity along the hydrocarbon product value chain. It holds one of the largest refining and marketing asset portfolios in Europe and owns significant refining and marketing assets in other Latin American countries, including a market-leading position in Peru. Repsol YPF conducts exploration and production activities in more than 30 countries and has developed its offshore expertise through its participation in offshore areas and assets in the Gulf of Mexico, Brazil and West Africa.

We have a research and development facility in La Plata, Argentina, that works in cooperation with Repsol YPF, to carry out research and development programs of mutual interest, including programs concerning prospects for new opportunities arising out of the long term evolution of the primary technologies used within the energy sector. These include bioengineering, future combustion engines, electric transport, the use of hydrogen as an energy carrier, renewable energy and the capture and storage of CO2. These studies allow us and Repsol YPF to develop new capabilities and plan our future activities.

Business Strategy

As the largest integrated oil and gas company in Argentina, we seek to improve margins and to maximize profitability through the most efficient utilization of resources and assets along our entire value chain. Our key strategies are the following:

Upstream

Improve our field recovery factors. In 2006, we developed a new integrated strategy, aimed at rejuvenating mature fields through the use of advanced technologies. This strategy, which we began to implement in 2007, seeks to increase recovery factors in our mature fields through infill drilling and secondary and tertiary recovery, and is subject to prevailing economic and regulatory conditions. Many of the technologies to be implemented through this strategy have been successfully employed in large mature basins, such as those in the United States, although no assurances can be given that we will achieve recovery factors resembling those achieved in the United States. This strategy, along with certain initiatives undertaken by our exploration and production business unit aimed at achieving a comprehensive operational improvement, such as improving well productivity through better water management and an improved maintenance of facilities and optimizing the fracturing process, have generated positive results. During 2009, we incorporated new proved reserves of 85 mmboe through extensions, discoveries, improved recovery and revisions of previous estimates. As of September 30, 2009, approximately 21% of our proved reserves as of such date had been audited by external auditors.

Improve the operational efficiency of our exploration and production. Our exploration and production business unit is carrying out a comprehensive operational improvement and cost reduction program with over 100 initiatives that we expect to continue having a positive impact on our business. These include initiatives described above seeking to improve well productivity through better water management, enhancing facilities maintenance, optimizing the fracturing process and reducing energy costs, among others.

Invest in onshore and offshore exploration in Argentina. Onshore, we plan to continue carrying out the recently started targeted exploration for conventional and unconventional resources. For example, we intend to access new onshore exploratory properties in under-explored areas within currently producing basins. To support this initiative, in 2007 we began to add new drilling and fracturing equipment and hired additional technical personnel. We have entered into agreements with Energía Argentina S.A. (“ENARSA”), the state-owned energy company, and other companies, for the joint exploration of Argentine offshore properties, which we believe positions us well to explore potentially lucrative offshore areas in Argentina. Offshore acreage is largely unexplored in Argentina and constitutes the largest area for green field developments in the country, and we intend to actively participate in the tender process for new offshore properties in Argentina.

Additionally, we have also successfully participated in the bidding process to start exploration offshore activities in a sea platform in Uruguay. This project will be developed in two distinct areas (one of which will be operated by us) in association with a subsidiary of Petrobras and Galp Energia SGPS, SA. Our involvement in both concessions is part of the strategic partnership for exploration in the South Atlantic between YPF and Petrobras.

Optimize value of non-core fields. We are seeking to optimize our portfolio of exploration and production assets through active management of various non-core fields, including through potential associations with smaller operators in certain fields in order to improve their operational effectiveness.

Downstream

Continue to improve production and cost efficiencies in downstream businesses. We are seeking to optimize our refining assets to increase their capacity (through de-bottlenecking and revamping of equipment), further improve their flexibility to shift capacity among certain categories of products, adapt our refineries to new low-sulfur regulations and develop our logistics network and assets to meet the continued growth in demand we expect. In addition, we continue to implement various cost reduction programs throughout our refining and logistics assets (including internal consumption reduction and centralized purchasing), marketing network (including back-office integration, loyalty program reductions and selective expansion of our company-owned and operated service station network while continuing to eliminate dealer-operated service stations with lower operating efficiency) and chemical division (including the reduction of maintenance-related production stoppages).

Additionally we continue with the construction of the Continuous Catalytic Reformer Plant (CCR) that will involve an estimated investment of over U.S.$340 million. This plant, which we anticipate could begin operations during 2012, will use state-of-the art technology for chemical processes for reforming of naphtha based on catalysts, which will involve improvements in productivity, safety and environmental care. The plant is expected to produce approximately 200,000 tons of aromatic compounds that can be used as octane enhancers for automobile gasoline. Additionally, plant is expected to produce approximately 15,000 tons of hydrogen that will improve the process of hydrogenation of fuels to increase quality and reduce its sulfur content, further reducing the environmental impact of internal combustion engines.

In addition to the investment mentioned in the preceding paragraph, we have started a new project that we estimate will involve approximately U.S.$670 million to further improve the quality of gasoline and diesel produced by our refineries in La Plata and Lujan de Cuyo, located in the province of Buenos Aires and in the province of

Mendoza, respectively, including investments to optimize energy use and increase the power reliability and capacity of the respective plants. This project is expected to be completed during the next three years.

Increase value creation from petrochemicals. As mentioned above, our chemicals business unit will carry out a significant upgrade of its aromatics plant by migrating to state-of-the-art technology. We believe our investments will facilitate the integration with our refining and marketing business unit through a significant increase in aromatics production, much of which will be used by our refining and marketing business unit to increase gasoline octane levels and to produce hydrogen to improve refining plant productivity.

Our principal executive offices are located at Macacha Güemes 515, (C1106BKK) Ciudad Autónoma de Buenos Aires, Argentina, and our general telephone number is (011-54-11) 5441-2000. Our website address is www.repsolypf.com and our website is available in Spanish and English. Information contained on our website is not incorporated by reference in, and shall not be considered a part of, this prospectus.

THE OFFERING

Issuer	YPF Sociedad Anónima

Selling shareholders	Repsol YPF, Repsol YPF Capital S.L. and Caveant S.A. See “Principal and Selling Shareholders.”

The offering
The selling shareholders may offer and sell up to 58,996,919 Class D shares, including in the form of ADSs, in the United States and other countries outside Argentina, from time to time in amounts, at prices and on terms that will be determined at the time of any such offering or sale. For more information on the sale of the Class D shares or ADSs by the selling shareholders, please see “Plan of Distribution.”

Share capital
As of the date of this prospectus, our share capital consisted of 393,312,793 shares, consisting of 3,764 Class A shares, 7,624 Class B shares, 40,422 Class C shares and 393,260,983 Class D shares, each fully subscribed and paid, with a par value of ten pesos each. See “Item 10. Additional Information—Capital Stock” in our 2009 Form 20-F.

The offering of our Class D common stock, including in the form of ADSs, by the selling shareholders as contemplated by this prospectus will not affect our share capital.

The ADSs
Each ADS represents one Class D share held by The Bank of New York, S.A., as custodian of The Bank of New York Mellon, a New York banking corporation, as depositary under the deposit agreement among us, The Bank of New York Mellon and the holders of the ADSs. The ADSs will be evidenced by American depositary receipts, or ADRs.

Listing
Our ADSs are listed on the New York Stock Exchange, or NYSE, under the symbol “YPF”. Our Class D shares are listed on the Buenos Aires Stock Exchange, or BASE, under the symbol “YPFD”. In addition, our Board of Directors approved on November 5, 2010, the listing of our Class D shares on Latibex, an international market approved by the Spanish government and regulated by the Spanish Securities Market Law. As of the date hereof, the listing on Latibex is still pending.

Existing shareholders
The following table summarizes the percentage of our outstanding shares held by our existing shareholders both before and after giving effect to the sale of 58,996,919 Class D shares, including in the form of ADSs, by the selling shareholders:

	As of November 22, 2010
	Actual	As adjusted(1)
Repsol YPF(2)	76.56%	61.56%
Repsol YPF Capital S.L.	5.30%	5.30%
Caveant S.A.	1.37%	1.37%
Petersen Group(3)	15.46%	15.46%
Public	1.29%	1.29%
Argentine federal and provincial governments	<0.01%	<0.01%
Employee fund	0.01%	0.01%

(1)	The Class D shares registered in this registration statement may be sold by Repsol YPF or by a combination of sales by Repsol YPF and its two wholly-owned subsidiaries, Repsol YPF Capital S.L and Caveant S.A.
(2)	Excludes shares beneficially owned through Repsol YPF Capital S.L. and Caveant S.A. Share ownership percentage does not reflect the Second Petersen Option described in “Principal and Selling Shareholders—Option Agreements”.
(3)	Corresponds to Petersen Energía (14.90%) and Petersen Energía Inversora S.A. (“PEISA”) (0.56%).

Dividends
Holders of each class of our common stock rank equally for the purpose of receiving any dividends approved by our shareholders. The owners of ADSs will be entitled to receive dividends to the same extent as the owners of shares of common stock. Holders of ADSs on the applicable record dates will be entitled to receive dividends paid on the shares of common stock represented by the ADSs, after deduction of any applicable expenses of the depositary. In accordance with Argentine corporate law, we may pay dividends that are approved by our shareholders in pesos out of retained earnings, if any, as set forth in our audited financial statements prepared in accordance with Argentine GAAP and filed with the CNV, after any required contribution to our legal reserve. The transfer abroad of dividend payments in connection with closed and audited financial statements approved by a shareholders’ meeting is currently authorized by applicable regulations. YPF has adopted a dividend policy under which we will distribute 90% of our net income as dividends. See “Principal and Selling Shareholders—Shareholders’ Agreement.” This dividend policy is subject to a number of factors, including our debt service requirements, capital expenditure and investment plans, other cash requirements and such other factors as may be deemed relevant at the time. We cannot assure you that we will pay any dividends in the future.

Voting rights
Holders of each class of our common stock are entitled to one vote per share of common stock, although the affirmative vote of holders of our Class A shares is required for certain actions. Subject to Argentine law and the terms of the deposit agreement, holders of the ADSs will have the right to instruct the depositary how to vote the number of Class D shares represented by their ADSs. See “Item 10. Additional Information—Capital Stock” in our 2009 Form 20-F and “Description of American Depositary Shares.” Non-Argentine companies that own Class D shares directly are required to register in Argentina in order to exercise their voting rights.

Use of proceeds
The selling shareholders will receive all of the net proceeds from the sale of ADSs offered by this prospectus, and we will not receive any proceeds from any offering contemplated by this prospectus. See “Use of Proceeds.”

Taxation	For a discussion of the material U.S. and Argentine tax considerations relating to an investment in our Class D shares or the ADSs, see “Material Tax Considerations.”

Risk factors	See “Risk Factors” in our 2009 Form 20-F and other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our Class D shares or the ADSs.

SUMMARY FINANCIAL AND OPERATING DATA

The following tables present our summary financial and operating data. You should read this information in conjunction with our audited and unaudited financial statements and related notes, and the information under “Selected Financial and Operating Data” included elsewhere in this prospectus and in “Item 5. Operating and Financial Review and Prospects” in our 2009 Form 20-F. All financial data included in this prospectus as of September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009 and as of June 30, 2010 and for the six-month periods ended June 30, 2010 and 2009 is unaudited. Results for the nine-month period ended September 30, 2010 are not necessarily indicative of results to be expected for the full year 2010 or any other period.

The financial data as of December 31, 2009, 2008 and 2007 and for the years then ended is derived from our audited consolidated financial statements (the “Audited Consolidated Financial Statements”) included in our 2009 Form 20-F, which is incorporated by reference in this prospectus. The financial data as of September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009 is derived from our unaudited condensed consolidated financial statements (the “Unaudited Interim Financial Statements”) included in our September 30, 2010 Form 6-K, which is incorporated by reference in this prospectus. The Unaudited Interim Financial Statements reflect all adjustments which, in the opinion of our management, are necessary to present the financial statements for such periods on a consistent basis with the Audited Consolidated Financial Statements. Our audited and unaudited financial statements have been prepared in accordance with generally accepted accounting principles in Argentina, which we refer to as Argentine GAAP and which differ in certain significant respects from generally accepted accounting principles in the United States, which we refer to as U.S. GAAP. Notes 13, 14 and 15 to our Audited Consolidated Financial Statements provide a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of December 31, 2009, 2008 and 2007 and for the years then ended. Notes 6, 7 and 8 to our unaudited condensed consolidated financial statements included in our June 30, 2010 Form 6-K, which is incorporated by reference in this prospectus, provide a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of June 30, 2010 and 2009 and for the six-month periods then ended.

In this prospectus, except as otherwise specified, references to “$,” “U.S.$” and “dollars” are to U.S. dollars, and references to “Ps.” and “pesos” are to Argentine pesos. Solely for the convenience of the reader, peso amounts as of and for the nine-month period ended September 30, 2010 and as of and for the year ended December 31, 2009 have been translated into U.S. dollars at the exchange rate quoted by the Argentine Central Bank (Banco Central de la República Argentina or Central Bank) on September 30, 2010 of Ps.3.96 to U.S.$1.00, unless otherwise specified. The exchange rate quoted by the Central Bank on November 15, 2010 was Ps.3.97 to U.S.$1.00. The U.S. dollar equivalent information should not be construed to imply that the peso amounts represent, or could have been or could be converted into U.S. dollars at such rates or any other rate. See “Exchange Rates and Controls.”

Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals may not sum due to rounding.

	As of and for Nine-Month Period Ended September 30,
	2010	2010	2009
	(in millions of U.S.$, except for per share and per ADS data)	(in millions of pesos, except for per share and per ADS data)

Consolidated Income Statement Data:
Argentine GAAP(1)
Net sales(2)(3)	8,043	31,849	24,648
Gross profit	2,773	10,983	7,952
Administrative expenses	(256)	(1,015)	(776)
Selling expenses	(551)	(2,182)	(1,790)
Exploration expenses	(45)	(178)	(422)
Operating income	1,921	7,608	4,964
Income (loss) on long-term investments	17	67	(5)
Other expense, net	(6)	(23)	(17)
Interest expenses	(168)	(664)	(714)
Other financial income (expense) and holding (losses) gains, net	83	330	(591)
Income before income tax	1,847	7,318	3,637
Income tax	(691)	(2,738)	(1,567)
Net income	1,156	4,580	2,070
Earnings per share and per ADS(4)	2.94	11.64	5.26
Dividends per share and per ADS(4) (in pesos)	n.a.	5.50	6.30
Dividends per share and per ADS(4)(5) (in U.S. dollars)	n.a.	1.42	1.69
Other Consolidated Financial Data:
Argentine GAAP(1)
Fixed assets depreciation	1,039	4,114	3,648
Cash used in fixed asset acquisitions	1,413	5,597	3,640
Current liquidity (Current assets divided by current liabilities)	n.a.	0.93	0.938
Solvency (Net worth divided by total liabilities)	n.a.	0.885	1.039
Capital Immobilization (Non-current assets divided by total assets)	n.a.	0.683	0.744
Non-GAAP
EBITDA(6)	3,033	12,009	7,930
EBITDA margin(7)	n.a.	38%	32%

	As of September 30, 2010
	(in millions of U.S.$)	(in millions of pesos)
Consolidated Balance Sheet Data:
Argentine GAAP(1)
Cash	99	392
Working capital	(272)	(1,079)
Total assets	11,451	45,346
Total debt(8)	1,869	7,400
Shareholders’ equity(9)	5,377	21,293

(1)
The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for inflation adjustment into constant Argentine pesos set forth in Technical Resolution No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) and taking into consideration General Resolution No. 441 of the National Securities Commission (“CNV”), which established the discontinuation of the inflation adjustment of financial statements into constant Argentine pesos as from March 1, 2003. See Note 1 to the Unaudited Interim Financial Statements.

(2)
Includes Ps.1,117 million for the nine-month period ended September 30, 2010 and Ps.1,029 million for the nine-month period ended September 30, 2009 corresponding to the proportional consolidation of the net sales of investees jointly controlled by us and third parties.

(3)
Net sales are net to us after payment of a fuel transfer tax, turnover tax and customs duties on hydrocarbon exports. Royalty payments required to be made to a third party, whether payable in cash or in kind, which are a financial obligation, or are substantially equivalent to a production or similar tax, are accounted for as a cost of production and are not deducted in determining net sales. See Note 2(f) to the Unaudited Interim Financial Statements.

(4)
Information has been calculated based on outstanding capital stock of 393,312,793 shares. Each ADS represents one Class D share. There were no differences between basic and diluted earnings per share and ADS for any of the periods disclosed.

(5)
Amounts expressed in U.S. dollars are based on the exchange rate as of the date of payment. For periods in which more than one dividend payment was made, the amounts expressed in U.S. dollars are based on exchange rates at the date of each payment.

(6)
EBITDA is calculated by excluding interest gains on assets, interest losses on liabilities, income tax and depreciation of fixed assets from our net income. For a reconciliation of EBITDA to net income, see “—EBITDA reconciliation.”

(7)	EBITDA margin is calculated by dividing EBITDA by our net sales.

(8)	Total debt under Argentine GAAP includes nominal amounts of long-term debt of Ps.1,348 million as of September 30, 2010.

(9)
Our subscribed capital as of September 30, 2010 was represented by 393,312,793 shares of common stock and divided into four classes of shares, with a par value of Ps.10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

Set forth below is selected financial data as of June 30, 2010 and for the six-month periods ended June 30, 2010 and 2009 (unaudited), prepared in accordance with Argentine GAAP and U.S. GAAP. See Note 7 to our unaudited condensed consolidated financial statements included in our June 30, 2010 Form 6-K for a summary of the significant adjustments to net income and to shareholders’ equity which would have been required if U.S. GAAP had been applied instead of Argentine GAAP in the unaudited condensed consolidated financial statements.

	As of and for Six-Month Period Ended June 30,
	2010	2009
Consolidated Income Statement Data:	(in millions of pesos)
Argentine GAAP
Operating income	5,235	2,988
Net income	3,093	1,047
U.S. GAAP
Operating income	4,293	1,411
Net income	2,781	1,013

As of June 30, 2010
(in millions of pesos)
Consolidated Balance Sheet Data:
Argentine GAAP
Total assets	43,169
Shareholders’ equity	19,809
U.S. GAAP
Total assets	50,485
Shareholders’ equity	27,216

	As of and for Year Ended December 31,
	2009	2009	2008	2007
	(in millions of U.S.$, except for per share and per ADS data)	(in millions of pesos, except for per share and per ADS data)
Consolidated Income Statement Data:
Argentine GAAP(1)
Net sales(2)(3)	8,667	34,320	34,875	29,104
Gross profit	2,814	11,143	10,862	10,104
Administrative expenses	(278)	(1,102)	(1,053)	(805)
Selling expenses	(629)	(2,490)	(2,460)	(2,120)
Exploration expenses	(139)	(552)	(684)	(522)
Operating income	1,767	6,999	6,665	6,657
(Loss)/Income on long-term investments	(6)	(22)	83	34
Other income/(expense), net	40	159	(376)	(439)
Interest expense	(242)	(958)	(492)	(292)
Other financial income/(expense) and holding gains/(losses), net	(72)	(284)	318	810
Income from sale of long-term investments	—	—	—	5
Reversal of impairment of other current assets	—	—	—	69
Income before income tax	1,488	5,894	6,198	6,844
Income tax	(608)	(2,408)	(2,558)	(2,758)
Net income	880	3,486	3,640	4,086
Earnings per share and per ADS(4)	2.23	8.86	9.25	10.39
Dividends per share and per ADS(4) (in pesos)	n.a.	12.45	23.61	6.00
Dividends per share and per ADS(4)(5) (in U.S. dollars)	n.a.	3.31	7.37	1.93
U.S. GAAP
Operating income	1,107	4,385	5,230	5,176
Net income	658	2,605	3,014	3,325
Earnings per share and per ADS(4) (in pesos)	n.a.	6.62	7.66	8.45
Consolidated Balance Sheet Data:
Argentine GAAP(1)
Cash	169	669	391	196
Working capital	(525)	(2,080)	(2,758)	4,081
Total assets	10,172	40,283	39,079	38,102
Total debt(6)	1,722	6,819	4,479	994
Shareholders’ equity(7)	4,768	18,881	20,356	26,060
U.S. GAAP
Total assets	11,754	46,544	44,251	40,746
Shareholders’ equity	6,494	25,717	25,492	29,067
Other Consolidated Financial Data:
Argentine GAAP(1)
Fixed assets depreciation	1,220	4,832	4,775	4,139
Cash used in fixed asset acquisitions	1,423	5,636	7,035	6,163
Non-GAAP
EBITDA(8)	2,923	11,575	11,331	10,997
EBITDA margin(9)	n.a.	34%	32%	38%

(1)
The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for remeasurement in constant Argentine pesos set forth in Technical Resolution No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) and taking into consideration General Resolution No. 441 of the National Securities Commission (“CNV”), which established the discontinuation of the remeasurement of financial statements in constant Argentine pesos as from March 1, 2003. See Note 1 to the Audited Consolidated Financial Statements.

(2)
Includes Ps.1,433 million for the year ended December 31, 2009, Ps.1,770 million for the year ended December 31, 2008 and Ps.1,350 million for the year ended December 31, 2007 corresponding to the proportional consolidation of the net sales of investees in which we hold joint control with third parties. See Note 13 (b) to the Audited Consolidated Financial Statements.

(3)
Net sales are net to us after payment of a fuel transfer tax, turnover tax and customs duties on hydrocarbon exports. Royalty payments required to be made to a third party, whether payable in cash or in kind, which are a financial obligation, or are substantially equivalent to a production or similar tax, are accounted for as a cost of production and are not deducted in determining net sales. See Note 2(f) to the Audited Consolidated Financial Statements.

(4)
Information has been calculated based on outstanding capital stock of 393,312,793 shares. Each ADS represents one Class D share. There were no differences between basic and diluted earnings per share and ADS for any of the years disclosed.

(5)
Amounts expressed in U.S. dollars are based on the exchange rate as of the date of payment. For periods in which more than one dividend payment was made, the amounts expressed in U.S. dollars are based on exchange rates at the date of each payment.

(6)
Total debt under Argentine GAAP includes nominal amounts of long-term debt of Ps.2,140 million as of December 31, 2009, Ps.1,260 million as of December 31, 2008 and Ps.523 million as of December 31, 2007.

(7)
Our subscribed capital as of December 31, 2009 is represented by 393,312,793 shares of common stock and divided into four classes of shares, with a par value of Ps.10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

(8)
EBITDA is calculated by excluding interest gains on assets, interest losses on liabilities, income tax and depreciation of fixed assets from our net income. For a reconciliation of EBITDA to net income, see “—EBITDA reconciliation.”

(9)	EBITDA margin is calculated by dividing EBITDA by our net sales.

EBITDA reconciliation

EBITDA is calculated by excluding interest gains on assets, interest losses on liabilities, income tax and depreciation of fixed assets from our net income. Our management believes that EBITDA is meaningful for investors because it is one of the principal measures used by our management to compare our results and efficiency with those of other similar companies in the oil and gas industry, excluding the effect on comparability of variations in depreciation and amortization resulting from differences in the maturity of their oil and gas assets. EBITDA is also a measure commonly reported and widely used by analysts, investors and other interested parties in the oil and gas industry. EBITDA is not a measure of financial performance under Argentine GAAP or U.S. GAAP and may not be comparable to similarly titled measures used by other companies. EBITDA should not be considered an alternative to operating income as an indicator of our operating performance, or an alternative to cash flows from operating activities as a measure of our liquidity.

The following table presents, for each of the periods indicated, our EBITDA reconciled to our net income under Argentine GAAP.

	For the Nine-Month Period Ended September 30,		For the Year Ended December 31,
	2010	2009	2009	2008	2007
	(in millions of pesos)

Net income	4,580	2,070	3,486	3,640	4,086
Interest gains on assets	(87)	(69)	(109)	(134)	(278)
Interest losses on liabilities	664	714	958	492	292
Depreciation of fixed assets	4,114	3,648	4,832	4,775	4,139
Income tax	2,738	1,567	2,408	2,558	2,758
EBITDA	12,009	7,930	11,575	11,331	10,997

Production and other operating data

The following table presents certain of our production and other operating data as of or for the periods indicated.

	As of and For the Nine-Month Period Ended September 30,		As of and For the Year Ended December 31,
	2010	2009	2009	2008	2007
Average daily production for the period
Oil (mbbl)(1) (1)	298	305	302	313	329
Gas (mcf)	1,373	1,536	1,460	1,658	1,740
Total (mboe) expenses	550	579	562	607	636
Refining capacity
Capacity (mbbl/d)(2)	320	320	320	320	320

(1)	Including natural gas liquids (NGL).

(2)	Excluding Refinor, which has a refining capacity of 26 mbbl/d and in which we have a 50% interest.

USE OF PROCEEDS

We will not receive any proceeds from the sale of Class D shares or ADSs by the selling shareholders.

EXCHANGE RATES AND CONTROLS

Exchange Rates

From April 1, 1991 until the end of 2001, the Convertibility Law (Law No. 23,928) established a fixed exchange rate under which the Central Bank was obligated to sell U.S. dollars at one peso per U.S. dollar. On January 6, 2002, the Argentine Congress enacted the Public Emergency Law (Law No. 25,561, the Public Emergency and Foreign Exchange System Reform Law), formally putting an end to the Convertibility Law regime and abandoning over 10 years of U.S. dollar-peso parity. The Public Emergency Law, which has been extended until December 31, 2011, grants the executive branch of the Argentine government the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system pursuant to the Public Emergency Law, the peso has been allowed to float freely against other currencies since February 2002 although the government has the power to intervene by buying and selling foreign currency for its own account, a practice in which it engages on a regular basis.

The following table sets forth the annual high, low, average and period-end exchange rates for U.S. dollars for the periods indicated, expressed in nominal pesos per U.S. dollar, based on rates quoted by the Central Bank. The Federal Reserve Bank of New York does not report a noon buying rate for Argentine pesos.

	Low	High	Average		Period End
	(pesos per U.S. dollar)
Year ended December 31,
2005	2.86	3.04	2.90	(1)	3.03
2006	3.03	3.10	3.07	(1)	3.06
2007	3.05	3.18	3.12	(1)	3.15
2008	3.01	3.45	3.18	(1)	3.45
2009	3.45	3.85	3.75	(1)	3.80

Month
May 2010	3.89	3.93	3.90	(1)	3.93
June 2010	3.92	3.93	3.93	(1)	3.93
July 2010	3.93	3.94	3.93	(1)	3.94
August 2010	3.93	3.95	3.94	(1)	3.95
September 2010	3.94	3.97	3.95	(1)	3.96
October 2010	3.95	3.96	3.96	(1)	3.96
November 2010(2)	3.96	3.97	3.96	(1)	3.97

Source: Central Bank
_____________
(1)	Represents the average of the exchange rates on the last day of each month during the period.

(2)	Through November 23, 2010.

No representation is made that peso amounts have been, could have been or could be converted into U.S. dollars at the foregoing rates on any of the dates indicated.

Exchange Controls

Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. From December 1989 until April 1991, Argentina had a freely floating exchange rate for all foreign currency transactions, and the transfer of dividend payments in foreign currency abroad and the repatriation of capital were permitted without prior approval of the Central Bank. From April 1, 1991, when the Convertibility Law became effective, until December 21, 2001, when the Central Bank closed the foreign exchange market, the Argentine currency was freely convertible into U.S. dollars.

On December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures through Decree 1570/01, which included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad (including the transfer of funds to pay dividends) without the Central Bank’s prior authorization subject to specific exceptions for transfers related to foreign trade. Since January 2003, the Central Bank has gradually eased these restrictions and expanded the list of transfers of funds abroad that do not require its prior authorization (including the transfer of funds to pay dividends). In June 2003, the Argentine government set restrictions on capital flows into Argentina, which mainly consisted of a prohibition against the transfer abroad of any funds until 180 days after their entry into the country. In June 2005, the government established further restrictions on capital flows into Argentina, including increasing the period that certain incoming funds must remain in Argentina to 365 calendar days and requiring that 30% of incoming funds be deposited with a bank in Argentina in a non-assignable, non-interest-bearing account for 365 calendar days. Under the exchange regulations currently in force, restrictions exist in respect of the repatriation of funds or investments by non-Argentine residents. For instance, subject only to limited exceptions, the repatriation by non-Argentine residents of funds received as a result of the sale of the Class D shares in the secondary market is subject to a limit of U.S.$500,000 per person per calendar month. In order to repatriate such funds abroad, non-Argentine residents also are required to demonstrate that the funds used to make the investment in the Class D shares were transferred to Argentina at least 365 days before the proposed repatriation. The transfer abroad of dividend payments in connection with closed and audited financial statements approved by a shareholders’ meeting is currently authorized by applicable regulations.

MARKET INFORMATION

Shares and ADSs

New York Stock Exchange

The ADSs, each representing one Class D share, are listed on the NYSE under the trading symbol “YPF.” The ADSs began trading on the NYSE on June 28, 1993, and were issued by The Bank of New York Mellon as depositary (the “Depositary”).

The following table sets forth, for the five most recent full financial years and for the current financial year, the high and low closing prices in U.S. dollars of our ADSs on the NYSE:

	High	Low
2005	69.20	43.20
2006	57.38	37.00
2007	50.10	34.37
2008	49.00	37.75
2009	47.00	16.81
2010(1)	45.80	33.89

(1)	Through November 23, 2010.

The following table sets forth, for each quarter of the two most recent full financial years and for each quarter of the current financial year, the high and low closing prices in U.S. dollars of our ADSs on the NYSE.

	High	Low
2008:
First Quarter	43.90	37.75
Second Quarter	48.31	42.75
Third Quarter	48.61	45.40
Fourth Quarter	49.00	41.11
2009:
First Quarter	47.00	16.81
Second Quarter	35.90	23.09
Third Quarter	40.20	30.79
Fourth Quarter	44.08	36.35
2010:
First Quarter	45.80	40.11
Second Quarter	44.63	33.89
Third Quarter	43.45	37.52
Fourth Quarter(1)	42.99	38.61

(1)	Through November 23, 2010.

The following table sets forth, for each of the most recent six months and for the current month, the high and low closing prices in U.S. dollars of our ADSs on the NYSE.

	High	Low
2010:
May	43.95	33.89
June	40.10	35.40
July	40.80	37.52
August	43.45	39.81
September	42.14	38.80
October	39.84	38.61
November(1)	42.99	39.96

(1)	Through November 23, 2010.

According to data provided by The Bank of New York Mellon, as of November 15, 2010 there were approximately 232.7 million ADSs outstanding and approximately 82 holders of record of ADSs. Such ADSs represented approximately 59.2% of the total number of issued and outstanding Class D shares as of that date. Repsol YPF (including its other subsidiaries) and Petersen Group were the largest holders of our ADSs.

Buenos Aires Stock Market

The Buenos Aires Stock Market (Mercado de Valores de Buenos Aires, or “MERVAL”) is the principal Argentine market for trading the ordinary shares.

MERVAL is the largest stock market in Argentina and is affiliated with the BASE. MERVAL is a corporation consisting of 133 shareholders who are the sole individuals or entities authorized to trade, either as principals or agents, in the securities listed on the BASE. Trading on the BASE is conducted either through the traditional auction system from 11 a.m. to 6 p.m. on trading days, or through the Computer-Assisted Integrated Negotiation System (Sistema Integrado de Negociación Asistida por Computación, or “SINAC”). SINAC is a computer trading system that permits trading in both debt and equity securities and is accessed by brokers directly from workstations located in their offices. Currently, all transactions relating to listed negotiable obligations and listed government securities can be effectuated through SINAC. In order to control price volatility, MERVAL imposes a 15-minute suspension on trading when the price of a security registers a variation in price between 10% and 15% and between 15% and 20%. Any additional 5% variation in the price of a security will result in an additional 10-minute successive suspension period.

Investors in the Argentine securities market are mostly individuals and companies. Institutional investors, which were responsible for a growing percentage of trading activity, from 1993 to 2008 consisted mainly of institutional private retirement and pension funds (“AFJPs”) created under the amendments to the social security laws enacted in late 1993. In December 2008, the Argentine Government caused the assets managed by the AFJPs to be transferred to a newly created federal government-run social security system (Administración Nacional de la Seguridad Social, or “ANSES”). As a result, the Federal Government has become an important shareholder in many listed companies, reducing the size and liquidity of the Argentine securities market.

Certain information regarding the Argentine stock market is set forth in the table below.

	2009	2008	2007	2006
Market capitalization (in billions of pesos)(1)	2,185	1,234	1,773	1,229
As percent of GDP(1)	186.9%	121.6%	227.2%	183.4%
Volume (in millions of pesos)	133,207	237,790	209,905	131,984
Average daily trading volume (in millions of pesos)	545.93	962.71	849.82	532.19

(1)	End-of-period figures for trading on the BASE.

Source: CNV and Instituto Argentino de Mercado de Capitales.

The following table sets forth, for the five most recent full financial years and for the current financial year, the high and low prices in Argentine pesos of our Class D shares on the Buenos Aires Stock Market:

	High	Low
2005	205.00	128.00
2006	177.50	115.00
2007	153.00	110.90
2008	183.00	118.00
2009	162.00	64.00
2010(1)	171.50	137.00

(1)	Through November 23, 2010.

The following table sets forth, for each quarter of the two most recent full financial years and for each quarter of the current financial year, the high and low prices in Argentine pesos of our Class D shares on the Buenos Aires Stock Market.

	High	Low
2008:
First Quarter	142.00	118.00
Second Quarter	155.50	136.00
Third Quarter	153.00	144.50
Fourth Quarter	183.00	137.00
2009:
First Quarter	162.00	64.00
Second Quarter	136.00	90.00
Third Quarter	153.00	119.50
Fourth Quarter	162.00	139.00
2010:
First Quarter	170.00	150.00
Second Quarter	172.00	137.00
Third Quarter	167.00	149.70
Fourth Quarter(1)	171.50	152.00

(1)	Through November 23, 2010.

The following table sets forth, for each of the most recent six months and for the current month, the high and low prices in Argentine pesos of our Class D shares on the Buenos Aires Stock Market.

	High	Low
2010:
May	169.00	137.00
June	159.00	138.00
July	157.00	149.70
August	167.00	156.00
September	162.00	153.00
October	155.00	152.00
November(1)	171.50	156.00

(1)	Through November 23, 2010.

As of December 31, 2009, there were approximately 7,093 holders of Class D shares.

Stock Exchange Automated Quotations System International

The ADSs are also quoted on the Stock Exchange Automated Quotations System International.

Latibex

Latibex is an international market for Latin American securities. The market’s creation, in December 1999, was approved by the Spanish government and it is regulated by the Spanish Securities Market Law. On November 5, 2010, our Board of Directors approved the listing of our Class D shares on Latibex. As of the date hereof, the listing on Latibex is still pending.

Argentine Securities Market

The securities market in Argentina is composed of 10 stock exchanges, which are located in the City of Buenos Aires (the “BASE”), Bahía Blanca, Corrientes, Córdoba, La Plata, La Rioja, Mendoza, Rosario, Santa Fe and Tucumán. Five of these exchanges (the BASE, Rosario, Córdoba, Mendoza and Santa Fe) have affiliated stock markets and, accordingly, are authorized to quote publicly offered securities. Securities listed on these exchanges include corporate equity and bonds and government securities.

The BASE, which began operating in 1854, is the principal and longest-established exchange in Argentina. Bonds listed on the BASE may simultaneously be listed on the Argentine over-the-counter market (Mercado Abierto Electrónico, or “MAE”), pursuant to an agreement between BASE and MAE that stipulates that equity securities are to be traded exclusively on the BASE, while debt securities (both public and private) may be traded on both the MAE and the BASE. In addition, through separate agreements with the BASE, all of the securities listed on the BASE may be listed and subsequently traded on the Córdoba, Rosario, Mendoza, La Plata and Santa Fe exchanges, by virtue of which many transactions originating on these exchanges relate to BASE-listed companies and are subsequently settled in Buenos Aires. Although companies may list all of their capital stock on the BASE, controlling shareholders in Argentina typically retain the majority of a company’s capital stock, resulting in a relatively small percentage of active trading of the companies’ stock by the public on the BASE.

Argentina’s equity markets have historically been composed of individual investors, though in recent years there has been an increase in the level of investment by banks and insurance companies in these markets. The participation of Argentine private retirement and pension funds (AFJPs) represented an increasing percentage of the BASE market until December 2008 when the Argentine Government transferred the assets held by the AFJPs to the ANSES; however, Argentine mutual funds (fondos comunes de inversión) continue to have very low participation.

Regulation of the Argentine securities market

The Argentine securities market is regulated and overseen by the CNV, pursuant to Law No. 17,811, as amended, which, in addition to having created the CNV, governs the regulation of security exchanges, as well as stockbroker transactions, market operations, the public offering of securities, corporate governance matters relating to public companies and the trading of futures and options. Argentine pension funds and insurance companies are regulated by separate government agencies, whereas financial institutions are regulated primarily by the Central Bank.

In Argentina, debt and equity securities traded on an exchange or the over-the-counter market must, unless otherwise instructed by their shareholders, be deposited with Stock Exchange Incorporated (Caja de Valores S.A.), a corporation owned by the BASE, MERVAL and certain provincial exchanges. Stock Exchange Incorporated is the central securities depositary of Argentina and provides central depositary facilities, as well as acting as a clearinghouse for securities trading and as a transfer and paying agent for securities transactions. Additionally, it handles the settlement of securities transactions carried out by the BASE and operates SINAC.

Despite a change in the legal framework of Argentine securities trading in the early 1990s, which permitted the issuance and trading of new financial products in the Argentine capital markets, including commercial paper, new types of corporate bonds and futures and options, there is still a relatively low level of regulation of the market for Argentine securities and investors’ activities in such markets and enforcement of them has been extremely limited. Because of the limited exposure and regulation in these markets, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the CNV has taken significant steps to strengthen disclosure and regulatory standards for the Argentine securities market, including the issuance of regulations prohibiting insider trading and requiring insiders to report on their ownership of securities, with associated penalties for noncompliance.

In order to improve Argentine securities market regulation, the Argentine government issued Decree No. 677/01 on June 1, 2001 (the “Transparency Decree”), which provided certain guidelines and provisions relating to capital markets transparency and best practices. The Transparency Decree applies to individuals and entities that participate in the public offering of securities, as well as to stock exchanges. Among its key provisions, the decree broadens the definition of a “security,” governs the treatment of negotiable securities, obligates publicly listed companies to form audit committees composed of three or more members of the Board of Directors (the majority of whom must be independent under CNV regulations), authorizes market stabilization transactions under certain circumstances, governs insider trading, market manipulation and securities fraud and regulates going-private transactions and acquisitions of voting shares, including controlling stakes in public companies.

Before offering securities to the public in Argentina, an issuer must meet certain requirements established by the CNV with regard to the issuer’s assets, operating history and management. Only securities approved for a public offering by the CNV may be listed on a stock exchange. However, CNV approval does not imply any kind of certification as to the quality of the securities or the solvency of the issuer, even though issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements and various other periodic reports with the CNV and the stock exchange on which their securities are listed, as well as to report to the CNV and the relevant stock exchange any event related to the issuer and its shareholders that may affect materially the value of the securities traded.

Money laundering regulations

Recent modifications to Argentine money laundering regulations have resulted in their application to increasing numbers and types of securities transactions.

Argentine Law No. 25,246 (as amended by Law No. 26,087, Law 26,119 and Law 26,268) categorizes money laundering as a crime under the Argentine Criminal Code and created the Unidad de Información Financiera (“UIF”), an agency of the Ministry of Justice and Human Rights of Argentina responsible for investigating questionable transactions. The Argentine Criminal Code defines money laundering as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such crime, with the possible result that such original assets (or new asset resulting from such original asset) have the appearance of having been obtained through legitimate sources, provided that the aggregate value of the assets exceeded Ps.50,000, whether such amount results from one or more connected transactions.

The money laundering legal framework assigns control and information reporting duties to certain private sector entities, including banks, broker-dealers, trading companies and insurance companies, in many cases according to highly general criteria. According to the rules of the Guide to Unusual or Questionable Financial and Foreign Exchange Transactions (Guía de Transacciones Inusuales o Sospechosas en la Órbita del Sistema Financiero y Cambiario) approved by Resolution No. 2/2002 of the UIF (as amended), such entities have an obligation to notify the UIF of transactions falling into the following general categories: (a) investments in securities in amounts significantly exceeding the amounts normally invested by a particular investor, taking the business of the investor into account; (b) deposits or back-to-back loans in jurisdictions known as tax havens; (c) requests for asset management services where the origin of funds is not certain, is unclear or does not relate to the business of the investor; (d) unusual transfers of large amounts of securities or interests; (e) unusual and frequent use of special investment accounts; and (f) frequent purchases and sales of securities during the same day for the same amount and volume, when such transactions seem unusual and inadequate considering the business of the investor.

CAPITALIZATION

The following table sets forth our indebtedness, shareholders’ equity and total capitalization as of September 30, 2010, as derived from our unaudited financial statements included elsewhere in this prospectus. You should read this table in conjunction with the section entitled “Selected Financial and Operating Data” and with our financial statements and the related notes included elsewhere in this prospectus. The sale contemplated herein of Class D shares and ADSs by the selling shareholders will have no effect on our capitalization.

	As of September 30, 2010
	(in millions of U.S. dollars)(1)	(in millions of pesos)
Outstanding indebtedness
Short-term indebtedness	1,528	6,052
Long-term indebtedness	340	1,348
Total indebtedness(2)	1,869	7,400
Total shareholders’ equity	5,377	21,293
Total capitalization	7,246	28,693

(1)	U.S. dollar amounts are based on the exchange rate quoted by the Central Bank on September 30, 2010 of Ps.3.96 to U.S.$1.00.

(2)	None of our indebtedness was secured as of September 30, 2010. Loans in an aggregate principal amount of U.S.$150 million were guaranteed by Repsol YPF as of such date.

SELECTED FINANCIAL AND OPERATING DATA

The following tables present our selected financial and operating data. You should read this information in conjunction with our audited and unaudited financial statements and related notes included elsewhere in this prospectus and in “Item 5. Operating and Financial Review and Prospects” in our 2009 Form 20-F. All financial data included in this prospectus as of September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009 and as of June 30, 2010 and for the six-month periods ended June 30, 2010 and 2009 is unaudited. Results for the nine-month period ended September 30, 2010 are not necessarily indicative of results to be expected for the full year 2010 or any other period.

The financial data as of December 31, 2009, 2008 and 2007 and for the years then ended is derived from our audited consolidated financial statements (the “Audited Consolidated Financial Statements”) included in our 2009 Form 20-F, which is incorporated by reference in this prospectus. The financial data as of September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009 is derived from our unaudited condensed consolidated financial statements (the “Unaudited Interim Financial Statements”) included in our September 30, 2010 Form 6-K, which is incorporated by reference in this prospectus. The Unaudited Interim Financial Statements reflect all adjustments which, in the opinion of our management, are necessary to present the financial statements for such periods on a consistent basis with the Audited Consolidated Financial Statements. Our audited and unaudited financial statements have been prepared in accordance with generally accepted accounting principles in Argentina, which we refer to as Argentine GAAP and which differ in certain significant respects from generally accepted accounting principles in the United States, which we refer to as U.S. GAAP. Notes 13, 14 and 15 to our Audited Consolidated Financial Statements provide a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of December 31, 2009, 2008 and 2007 and for the years then ended. Notes 6, 7 and 8 to our unaudited condensed consolidated financial statements included in our June 30, 2010 Form 6-K, which is incorporated by reference in this prospectus, provide a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of June 30, 2010 and 2009 and for the six-month periods then ended.

In this prospectus, except as otherwise specified, references to “$,” “U.S.$” and “dollars” are to U.S. dollars, and references to “Ps.” and “pesos” are to Argentine pesos. Solely for the convenience of the reader, peso amounts as of and for the nine-month period ended September 30, 2010 and as of and for the year ended December 31, 2009 have been translated into U.S. dollars at the exchange rate quoted by the Argentine Central Bank (Banco Central de la República Argentina or Central Bank) on September 30, 2010 of Ps.3.96 to U.S.$1.00, unless otherwise specified. The exchange rate quoted by the Central Bank on November 15, 2010 was Ps.3.97 to U.S.$1.00. The U.S. dollar equivalent information should not be construed to imply that the peso amounts represent, or could have been or could be converted into U.S. dollars at such rates or any other rate. See “Exchange Rates and Controls.”

Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals may not sum due to rounding.

	As of and for Nine-Month Period Ended September 30,
	2010	2010	2009
	(in millions of U.S.$, except for per share and per ADS data)	(in millions of pesos, except for per share and per ADS data)

Consolidated Income Statement Data:
Argentine GAAP(1)
Net sales(2)(3)	8,043	31,849	24,648
Gross profit	2,773	10,983	7,952
Administrative expenses	(256)	(1,015)	(776)
Selling expenses	(551)	(2,182)	(1,790)
Exploration expenses	(45)	(178)	(422)
Operating income	1,921	7,608	4,964

	As of and for Nine-Month Period Ended September 30,
	2010	2010	2009
	(in millions of U.S.$, except for per share and per ADS data)	(in millions of pesos, except for per share and per ADS data)
Income (loss) on long-term investments	17	67	(5)
Other expense, net	(6)	(23)	(17)
Interest expenses	(168)	(664)	(714)
Other financial income (expense) and holding (losses) gains, net	83	330	(591)
Income before income tax	1,848	7,318	3,637
Income tax	(691)	(2,738)	(1,567)
Net income	1,156	4,580	2,070
Earnings per share and per ADS(4)	2.94	11.64	5.26
Dividends per share and per ADS(4) (in pesos)	n.a.	5.50	6.30
Dividends per share and per ADS(4)(5) (in U.S. dollars)	n.a.	1.42	1.69
Other Consolidated Financial Data:
Argentine GAAP(1)
Fixed assets depreciation	1,039	4,114	3,648
Cash used in fixed asset acquisitions	1,413	5,597	3,640
Current liquidity (Current assets divided by current liabilities)	n.a.	0.93	0.938
Solvency (Net worth divided by total liabilities)	n.a.	0.885	1.039
Capital Immobilization (Non-current assets divided by total assets) )	n.a.	0.683	0.744
Non-GAAP
EBITDA(6)	3,033	12,009	7,930
EBITDA margin(7)	n.a.	38%	32%

	As of September 30, 2010
	(in millions of U.S.$)	(in millions of pesos)
Consolidated Balance Sheet Data:
Argentine GAAP(1)
Cash	99	392
Working capital	(272)	(1,079)
Total assets	11,451	45,346
Total debt(8)	1,869	7,400
Shareholders’ equity(9)	5,377	21,293

(1)
The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for inflation adjustment into constant Argentine pesos set forth in Technical Resolution No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) and taking into consideration General Resolution No. 441 of the National Securities Commission (“CNV”), which established the discontinuation of the inflation adjustment of financial statements into constant Argentine pesos as from March 1, 2003. See Note 1 to the Unaudited Interim Financial Statements.

(2)
Includes Ps.1,117 million for the nine-month period ended September 30, 2010 and Ps.1,029 million for the nine-month period ended September 30, 2009 corresponding to the proportional consolidation of the net sales of investees jointly controlled by us and third parties.

(3)
Net sales are net to us after payment of a fuel transfer tax, turnover tax and customs duties on hydrocarbon exports. Royalty payments required to be made to a third party, whether payable in cash or in kind, which are a financial obligation, or are substantially equivalent to a production or similar tax, are accounted for as a cost of production and are not deducted in determining net sales. See Note 2(f) to the Unaudited Interim Financial Statements.

(4)
Information has been calculated based on outstanding capital stock of 393,312,793 shares. Each ADS represents one Class D Share. There were no differences between basic and diluted earnings per share and ADS for any of the periods disclosed.

(5)
Amounts expressed in U.S. dollars are based on the exchange rate as of the date of payment. For periods in which more than one dividend payment was made, the amounts expressed in U.S. dollars are based on exchange rates at the date of each payment.

(6)
EBITDA is calculated by excluding interest gains on assets, interest losses on liabilities, income tax and depreciation of fixed assets from our net income. For a reconciliation of EBITDA to net income, see “—EBITDA reconciliation.”

(7)	EBITDA margin is calculated by dividing EBITDA by our net sales.

(8)	Total debt under Argentine GAAP includes nominal amounts of long-term debt of Ps.1,348 million as of September 30, 2010.

(9)
Our subscribed capital as of September 30, 2010 was represented by 393,312,793 shares of common stock and divided into four classes of shares, with a par value of Ps.10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

Set forth below is selected financial data as of June 30, 2010 and for the six-month periods ended June 30, 2010 and 2009 (unaudited), prepared in accordance with Argentine GAAP and U.S. GAAP. See Note 7 to our unaudited condensed consolidated financial statements included in our June 30, 2010 Form 6-K for a summary of the significant adjustments to net income and to shareholders’ equity which would have been required if U.S. GAAP had been applied instead of Argentine GAAP in the unaudited condensed consolidated financial statements.

	As of and for Six-Month Period Ended June 30,
	2010	2009
Consolidated Income Statement Data:	(in millions of pesos)
Argentine GAAP
Operating income	5,235	2,988
Net income	3,093	1,047
U.S. GAAP
Operating income	4,293	1,411
Net income	2,781	1,013

As of June 30, 2010
(in millions of pesos)
Consolidated Balance Sheet Data:
Argentine GAAP
Total assets	43,169
Shareholders’ equity	19,809
U.S. GAAP
Total assets	50,485
Shareholders’ equity	27,216

	As of and for Year Ended December 31,
	2009	2009	2008	2007	2006	2005(1)
	(in millions of U.S.$, except for per share and per ADS data)	(in millions of pesos, except for per share and per ADS data)
Consolidated Income Statement Data:
Argentine GAAP(2)
Net sales(3)(4)	8,667	34,320	34,875	29,104	25,635	22,901
Gross profit	2,814	11,143	10,862	10,104	9,814	11,643
Administrative expenses	(278)	(1,102)	(1,053)	(805)	(674)	(552)
Selling expenses	(629)	(2,490)	(2,460)	(2,120)	(1,797)	(1,650)
Exploration expenses	(139)	(552)	(684)	(522)	(460)	(280)
Operating income	1,767	6,999	6,665	6,657	6,883	9,161
(Loss)/Income on long-term investments	(6)	(22)	83	34	183	39
Other income/(expense), net	40	159	(376)	(439)	(204)	(545)
Interest expense	(242)	(958)	(492)	(292)	(213)	(459)
Other financial income/(expense) and holding gains/(losses), net	(72)	(284)	318	810	667	561

As of and for Year Ended December 31,
2009	2009	2008	2007	2006	2005(1)
(in millions of U.S.$, except for per share and per ADS data)	(in millions of pesos, except for per share and per ADS data)

Income from sale of long-term investments	—	—	—	5	11	15
Reversal of impairment of other current assets	—	—	—	69	(69)	—
Income before income tax	1,488	5,894	6,198	6,844	7,258	8,772
Income tax	(608)	(2,408)	(2,558)	(2,758)	(2,801)	(3,410)
Net income	880	3,486	3,640	4,086	4,457	5,362
Earnings per share and per ADS(5)	2.23	8.86	9.25	10.39	11.33	13.63
Dividends per share and per ADS(5) (in pesos)	n.a	12.45	23.61	6.00	6.00	12.40
Dividends per share and per ADS(5)(6) (in U.S. dollars)	n.a	3.31	7.37	1.93	1.97	4.25
U.S. GAAP
Operating income	1,107	4,385	5,230	5,176	5,626	8,065
Net income	658	2,605	3,014	3,325	3,667	5,142
Earnings per share and per ADS(5) (in pesos)	n.a.	6.62	7.66	8.45	9.32	13.07
Consolidated Balance Sheet Data:
Argentine GAAP(2)
Cash	169	669	391	196	118	122
Working capital	(525)	(2,080)	(2,758)	4,081	4,905	2,903
Total assets	10,172	40,283	39,079	38,102	35,394	32,224
Total debt(7)	1,722	6,819	4,479	994	1,425	1,453
Shareholders’ equity(8)	4,768	18,881	20,356	26,060	24,345	22,249
U.S. GAAP
Total assets	11,754	46,544	44,251	40,746	37,046	34,748
Shareholders’ equity	6,494	25,717	25,492	29,067	26,241	24,254
Other Consolidated Financial Data:
Argentine GAAP
Fixed assets depreciation	1,220	4,832	4,775	4,139	3,718	2,707
Cash used in fixed asset acquisitions	1,423	5,636	7,035	6,163	5,002	3,722
Non-GAAP
EBITDA(9)	2,923	11,575	11,331	10,997	10,851	11,717
EBITDA margin(10)	n.a.	34%	32%	38%	42%	51%

(1)
Consolidated income and balance sheet data for the year ended December 31, 2005 set forth above include the retroactive effect from the application of new accounting rules in Argentina effective since January 1, 2006.

(2)
The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for remeasurement in constant Argentine pesos set forth in Technical Resolution No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) and taking into consideration General Resolution No. 441 of the National Securities Commission (“CNV”), which established the discontinuation of the remeasurement of financial statements in constant Argentine pesos as from March 1, 2003. See Note 1 to the Audited Consolidated Financial Statements.

(3)
Includes Ps.1,433 million for the year ended December 31, 2009, Ps.1,770 million for the year ended December 31, 2008, Ps.1,350 million for the year ended December 31, 2007, Ps.1,451 million for the year ended December 31, 2006, and Ps.1,216 million for the year ended December 31, 2005 corresponding to the proportional consolidation of the net sales of investees in which we hold joint control with third parties. See Note 13(b) to the Audited Consolidated Financial Statements.

(4)
Net sales are net to us after payment of a fuel transfer tax, turnover tax and customs duties on hydrocarbon exports. Royalty payments required to be made to a third party, whether payable in cash or in kind, which are a financial obligation, or are substantially equivalent to a production or similar tax, are accounted for as a cost of production and are not deducted in determining net sales. See “Item 4. Information on the Company—Exploration and Production—Oil and gas production, production prices and production costs” in our 2009 Form 20-F and Note 2 (f) to the Audited Consolidated Financial Statements.

(5)
Information has been calculated based on outstanding capital stock of 393,312,793 shares. Each ADS represents one Class D share. There were no differences between basic and diluted earnings per share and ADS for any of the years disclosed.

(6)
Amounts expressed in U.S. dollars are based on the exchange rate as of the date of payment. For periods in which more than one dividend payment was made, the amounts expressed in U.S. dollars are based on exchange rates at the date of each payment.

(7)
Total debt under Argentine GAAP includes nominal amounts of long-term debt of Ps.2,140 million as of December 31, 2009, Ps.1,260 million as of December 31, 2008, Ps.523 million as of December 31, 2007, Ps.510 million as of December 31, 2006, and Ps.1,107 million as of December 31, 2005.

(8)
Our subscribed capital as of December 31, 2009 is represented by 393,312,793 shares of common stock and divided into four classes of shares, with a par value of Ps.10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

(9)
EBITDA is calculated by excluding interest gains on assets, interest losses on liabilities, income tax and depreciation of fixed assets from our net income. For a reconciliation of EBITDA to net income, see “—EBITDA reconciliation.”

(10)	EBITDA margin is calculated by dividing EBITDA by our net sales.

EBITDA reconciliation

EBITDA is calculated by excluding interest gains on assets, interest losses on liabilities, income tax and depreciation of fixed assets from our net income. Our management believes that EBITDA is meaningful for investors because it is one of the principal measures used by our management to compare our results and efficiency with those of other similar companies in the oil and gas industry, excluding the effect on comparability of variations in depreciation and amortization resulting from differences in the maturity of their oil and gas assets. EBITDA is also a measure commonly reported and widely used by analysts, investors and other interested parties in the oil and gas industry. EBITDA is not a measure of financial performance under Argentine GAAP or U.S. GAAP and may not be comparable to similarly titled measures used by other companies. EBITDA should not be considered an alternative to operating income as an indicator of our operating performance, or an alternative to cash flows from operating activities as a measure of our liquidity.

The following table presents, for each of the periods indicated, our EBITDA reconciled to our net income under Argentine GAAP.

	For the Nine-Month Period Ended September 30,		For the Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(in millions of pesos)

Net income	4,580	2,070	3,486	3,640	4,086	4,457	5,362
Interest gains on assets	(87)	(69)	(109)	(134)	(278)	(338)	(221)
Interest losses on liabilities	664	714	958	492	292	213	459
Depreciation of fixed assets	4,114	3,648	4,832	4,775	4,139	3,718	2,707
Income tax	2,738	1,567	2,408	2,558	2,758	2,801	3,410
EBITDA	12,009	7,930	11,575	11,331	10,997	10,851	11,717

Production and other operating data

The following table presents certain of our production and other operating data as of or for the periods indicated.

	As of and For the Nine-Month Period Ended September 30,		As of and For the Year Ended December 31,
	2010	2009	2009	2008	2007
Average daily production for the period
Oil (mbbl)(1) (1)	298	305	302	313	329
Gas (mmcf)	1,373	1,536	1,460	1,658	1,740
Total (mboe) expenses	550	579	550	607	636
Refining capacity
Capacity (mbbl/d)(2)	320	320	320	320	320

(1)	Including natural gas liquids (NGL).

(2)	Excluding Refinor, which has a refining capacity of 26 mbbl/d and in which we have a 50% interest.

PRINCIPAL AND SELLING SHAREHOLDERS

Since 1999, we have been controlled by Repsol YPF, an integrated oil and gas company headquartered in Spain with global operations. Repsol YPF owned approximately 99% of our capital stock from 2000 until 2008, when the Petersen Group purchased, in different stages, shares representing 15.46% of our capital stock. As further explained below, Repsol YPF has granted certain affiliates of Petersen Energía an option to purchase up to an additional 10% of our outstanding capital stock.

The following table sets forth information relating to the beneficial ownership of our shares as of November 22, 2010.

	Number of shares	(%)
Repsol YPF(1)	301,138,924	76.56%
Repsol YPF Capital S.L.(2)	20,849,395	5.30%
Caveant S.A.(3).	5,393,727	1.37%
Petersen Group(4)	60,813,798	15.46%
Public(5)	5,065,139	1.29%
Argentine federal and provincial governments(6)	11,388	<0.01%
Employee fund(7)	40,422	0.01%

(1)
Excludes shares beneficially owned through Repsol YPF Capital S.L. and Caveant S.A. Share ownership amounts and percentages do not reflect the remaining option granted by Repsol YPF to Enrique Eskenazi, Sebastián Eskenazi, Ezequiel Eskenazi Storey and Matías Eskenazi Storey, shareholders of Petersen Energía, or to companies that are, directly or indirectly, wholly-controlled by any of them, to purchase up to an additional 10% of our capital stock pursuant to the Second Petersen Option described in further detail below. See “—Option Agreements.” Repsol YPF’s executive offices are located at Paseo de la Castellana, 278—280, 28046 Madrid, Spain.

(2)	Repsol YPF Capital S.L.’s executive offices are located at Paseo de la Castellana 278 - 28046 Madrid, Spain.

(3)	Caveant S.A.’s executive offices are located at Macacha Güemes 515–31st floor, C1106BKK, Ciudad Autónoma de Buenos Aires, Argentina.

(4)	Corresponds to Petersen Energía (14.90%) and Petersen Energía Inversora S.A. (“PEISA”, and together with Petersen Energía, the “Petersen Group”) (0.56%).

(5)
According to data provided by The Bank of New York Mellon, as of November 15, 2010 there were approximately 232.7 million ADSs outstanding and approximately 82 holders of record of ADSs. Such ADSs represented approximately 59.2% of the total number of issued and outstanding Class D shares as of that date. Repsol YPF (including its other subsidiaries) and Petersen Group were the largest holders of our ADSs.

(6)	Reflects the ownership of 3,764 Class A shares and 7,624 Class B shares by the Argentine federal government and provincial governments, respectively.

(7)	Reflects the ownership of 40,422 Class C shares.

The following are summaries of certain material terms of the agreements entered into by Repsol YPF, Petersen Energía and certain of their respective affiliates in connection with the Petersen Transaction and the Petersen Options (as defined below), as described in Repsol YPF’s public filings.

Share Purchase Agreement and Related Financing Agreements

Pursuant to the share purchase agreement entered into by Petersen Energía and Repsol YPF in 2008, Petersen Energía purchased 58,603,606 ADSs, representing 14.9% of our outstanding capital stock, from Repsol YPF for a total purchase price of U.S.$2,235 million, or U.S.$38.13758 per ADS (the “Petersen Transaction”). Petersen Energía’s purchase of our securities was financed by the drawdown of U.S.$1,026 million under a senior secured term loan facility provided by certain financial institutions, borrowing of U.S.$1,015 million under a seller credit agreement entered into with Repsol YPF and equity provided by Petersen Energía’s shareholders. The seller credit agreement matures on February 21, 2018. Principal payments are required to be made at certain periodic intervals commencing in 2013 until the maturity date. The loan under the seller credit agreement bears interest at 8.12% per year until May 15, 2013, and thereafter at 7.0% per year, and contains other customary terms and provisions.

Securities purchased by Petersen Energía are pledged as collateral under the senior secured term loan facility and the seller credit agreement. The seller credit agreement is subordinated to the senior secured term loan facility.

Option Agreements

Repsol YPF granted certain affiliates of Petersen Energía an option to purchase the number of Class D shares or ADSs amounting to 0.1% of our capital stock, pursuant to the first option agreement (which was exercised in May 2008) (the “First Petersen Option”), and an option to purchase an additional number of Class D shares or ADSs amounting to 10.0% of our capital stock (collectively, the “Option Shares”), pursuant to the second option agreement, subject to certain terms and conditions (the “Second Petersen Option” and, together with the First Petersen Option, the “Petersen Options”). The Second Petersen Option expires on February 21, 2012. The exercise price per Option Share shall be determined in accordance with the following formula: (i) U.S.$15 billion multiplied by the consumer price index published monthly by the United States Bureau of Labor Statistics for the period from the date of the option agreements through the exercise date, (ii) plus or minus our accumulated results from the date of the option agreements through the exercise date (with certain adjustments for taxes paid), determined based on our financial statements for the fiscal years ending after the date of the option agreements, (iii) minus dividends paid from the date of the option agreements through the exercise date, (iv) plus or minus any changes in our share capital, (v) divided by the number of shares outstanding on the exercise date.

The beneficiaries of the Second Petersen Option may exercise their purchase rights on one or more occasions during the exercise period of such second option agreement.

Subject to certain terms and conditions contained in the Petersen Options, Repsol YPF has agreed to provide financing of up to 48% of the exercise price required to be paid for the Option Shares purchased by certain members of the Eskenazi family pursuant to the Petersen Options. In addition, Repsol YPF has guaranteed the financing of 100% of the price that the members of the Eskenazi family were required to pay to purchase shares from other shareholders through a mandatory tender offer launched in September 2008, as a result of Petersen Energía and its affiliates, including certain members of the Eskenazi family, acquiring an interest in our capital stock of more than 15%. The tender offer expired on October 20, 2008 and a total of 1,816,879 shares (including Class D shares and ADSs), representing approximately 0.462% of our total shares outstanding, were tendered.

The beneficiaries of the Petersen Options agreed that, if they exercise the Second Petersen Option, they will not transfer for a period of five years the 10% of our outstanding capital stock that is subject to the second option agreement, but have not made such an agreement as to the 0.1% of our capital stock that was acquired pursuant to the First Petersen Option.

Shareholders’ Agreement

Petersen Energía, Repsol YPF and certain affiliates of Repsol YPF entered into a shareholders’ agreement on February 21, 2008 in connection with the Petersen Transaction establishing certain rights and obligations in connection with our governance and certain procedures for and limitations on transfers of our shares, among other matters. The following is a summary of certain material terms of the shareholders’ agreement based on Repsol YPF’s public filings.

Voting at Shareholders’ Meetings

Repsol YPF and Petersen Energía have agreed to discuss and reach agreement on their voting with respect to proposals presented at shareholders’ meetings involving certain matters, including certain increases or any reductions in our capital (except reductions that are legally required), the merger, divestiture or dissolution of our company or certain of our subsidiaries, the divestiture of material assets of our company or certain of our subsidiaries, the modification of our by-laws, and the designation or removal of our external auditors, among other matters. In the event that Repsol YPF and Petersen Energía cannot reach an agreement on any of these matters, they have agreed to vote against such matters.

Composition of our Board of Directors

Repsol YPF and Petersen Energía have agreed that the composition of our Board of Directors shall reflect a proportional representation of Repsol YPF’s and Petersen Energía’s interests in our capital stock, with (i) Repsol YPF retaining the right to appoint the majority of the members of our Board of Directors for so long as it holds the majority of our capital stock, and (ii) Petersen Energía having the right to appoint at least five members to our Board (or three members in the case that its interest in our outstanding capital stock falls below 10%).

Appointment of Directors and Officers and Certain Board Decisions

Repsol YPF and Petersen Energía have agreed that the Chairman of our Board of Directors and our Chief Operating Officer shall be designated by Repsol YPF while our Chief Executive Officer will be designated by Petersen Energía.

Certain decisions of our Board of Directors shall require the affirmative vote of the directors representing Repsol YPF and Petersen Energía, including any action that results in any of the specific matters discussed under “—Voting at Shareholders’ Meetings” above, the reduction of our direct or indirect interest in certain of our subsidiaries, the contracting of debts, guarantees or investments that contractually limit the payment of dividends or cause our consolidated debt to EBITDA ratio to reach or exceed 3:1, undertake non-budgeted investments or acquisitions that individually exceed U.S.$250 million, and the requesting of the declaration of insolvency or bankruptcy, among other matters. In the event that Repsol YPF and Petersen Energía cannot reach an agreement on any of these specific matters, they have agreed to instruct their directors to vote against such matters.

Lock-Ups and Transfer Restrictions

Petersen Energía has agreed not to sell any shares of our capital stock for a period of five years, subject to certain exceptions, including the condition that Repsol YPF continues to hold at least 35% of our outstanding capital stock. In addition, if our dividend payments are insufficient for Petersen Energía to meet its obligations under the senior secured term loan facility, or if Petersen Energía repays the senior secured term loan facility in full, Petersen Energía may sell shares of our capital stock, so long as Petersen Energía maintains a minimum interest in our capital stock of between 10% and 15% (depending on whether the beneficiaries of the Petersen Options have fully exercised the Petersen Options and excluding certain dilution events in respect of capital increases).

Repsol YPF has agreed to hold at least 50.01% of our capital stock for a period of at least five years, unless Petersen Energía repays the senior secured term loan facility in full. Once the senior secured term loan facility has been repaid in full, Repsol YPF has agreed to hold at least 35% of our capital stock, so long as Petersen Energía maintains a minimum interest in our capital stock of between 10% and 15% (depending on whether its affiliates that are beneficiaries of the Petersen Options have fully exercised the Petersen Options and excluding certain dilution events in respect of capital increases), provided that Repsol YPF may sell shares to a purchaser that is a “first-tier” company in the oil and gas industry and agrees to be bound by the terms of the shareholders’ agreement.

After five years: (i) Petersen Energía may transfer its shares without limitation; and (ii) so long as Petersen Energía maintains a minimum interest in our capital stock of between 10% and 15% (depending on whether its affiliates that are beneficiaries of the Petersen Options have fully exercised the Petersen Options and excluding certain dilution events in respect of capital increases), Repsol YPF must maintain an interest that, combined with Petersen Energía’s holdings, amounts to 40% of our outstanding capital stock, subject to certain conditions, provided that Repsol YPF may sell shares to a purchaser that is a “first-tier” company in the oil and gas industry and agrees to be bound by the terms of the shareholders’ agreement.

Tag-Along Rights, Right to Participate in Public Offering and Right of First Offer

If Petersen Energía has repaid the senior secured term loan facility in full, when Repsol YPF sells more than 5% of our outstanding capital stock, Petersen Energía shall have a pro rata tag-along right with respect to such sale by Repsol YPF. Petersen Energía also has a right to participate, on a pro rata basis, in any public offering of our outstanding capital stock conducted by Repsol YPF.

Additionally, if Repsol YPF or Petersen Energía decides to sell a block of our shares representing greater than 10% of our capital stock, the other party shall have a right to a first offer to purchase such shares, subject to certain terms and conditions.

Acquisition of Certain of Repsol YPF’s Latin American Assets

Repsol YPF and Petersen Energía have agreed to allow us to evaluate the possible acquisition, at market price, of certain specified Latin American assets of Repsol YPF in order to expand and diversify our business.

Dividends

Repsol YPF and Petersen Energía have agreed to effect the adoption of a dividend policy under which we would distribute 90% of our net income as dividends, starting with our net income for 2007. They have also agreed to vote in favor of requiring us to distribute an additional dividend of U.S.$850 million, which was paid jointly with the ordinary dividends in 2008 and 2009.

Tender Offer by Petersen Energía

Repsol YPF agreed not to participate in the tender offer for our shares that Petersen Energía or its affiliates were required to make when they acquired 15% or more of our outstanding capital stock (as a result of their exercise of one of the Petersen Options, or otherwise).

Duration and Termination

The shareholders’ agreement shall remain in effect during our existence, but is subject to immediate termination if Repsol YPF’s holdings of our capital stock fall below 12.5% or Petersen Energía’s holdings of our capital stock fall below 10%. The shareholders’ agreement is also subject to termination if there are certain defaults under the shareholders’ agreement, or if, within thirty days of the bankruptcy of either party, the bankrupt party cannot provide a sufficient guaranty to the other party.

Registration Rights and Related Agreements

Under the terms of the registration rights agreement between us, Repsol YPF and the financial institutions providing the senior secured term loan facility, we have agreed to file a resale shelf registration statement under the Securities Act with respect to the ADSs sold in the Petersen Transaction, have it declared effective by the SEC, and keep it continuously effective until certain specified conditions have been met. On February 20, 2008, we filed such shelf registration statement on Form F-3 with the SEC. Upon any acceleration of the senior secured term loan facility following the occurrence and continuation of an event of default under such facility, Credit Suisse, London Branch, the administrative agent acting on behalf of the lenders under the senior secured term loan facility as holders of such pledged securities, may sell such securities under the shelf registration statement after giving us notice, provided that we may suspend the use of the registration statement upon the occurrence of certain specified events. Such securities and the associated registration rights may be transferred by any holder.

In the event that we fail to keep a continuously effective resale shelf registration statement and an acceleration of the senior secured term loan facility following an occurrence and continuation of an event of default under such facility occurs, we are required to pay certain specified damages to the holders of the securities required to be registered. The registration rights agreement provides that the selling shareholders and we will indemnify each other and their and our respective directors, officers, agents, employees and controlling persons against specific liabilities in connection with the offer and sale of the ADSs, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. In addition, Repsol YPF and Petersen Energía PTY Ltd., the parent holding company of Petersen Energía, S.A., have agreed in a separate agreement to indemnify us against certain specific losses resulting from our agreement to indemnify the selling shareholders and their directors, officers and controlling persons pursuant to the registration rights agreement (excluding losses resulting from a final judgment determining the existence of a material misstatement or omission of fact contained in our resale shelf registration statement or a prospectus included therein, or a settlement based on such claims). Repsol YPF or Petersen Energía S.A. will pay all of our expenses incidental to the registration, offering and sale of the ADSs to the public (subject to the caps and limitations set forth in the registration rights agreement), and each selling shareholder will be responsible for payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents.

We have also entered into a separate registration rights agreement with respect to the Option Shares, with terms and conditions that are substantially similar to those contained in the registration rights agreement entered into with respect to the ADSs sold in the Petersen Transaction.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The following is a summary of certain provisions of the amended and restated deposit agreement among us, The Bank of New York Mellon, as depositary (the “Depositary”), and holders from time to time of our American Depositary Receipts (the “Deposit Agreement”), under which the American Depositary Receipts (“ADRs”) evidencing the ADSs are to be issued.

This summary does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement, a copy of which has been filed as an exhibit to this registration statement. Directions on how to obtain copies of those documents are provided on “Where You Can Find More Information”. The Depositary’s Corporate Trust Office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the Depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the Depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Argentine law governs shareholder rights. The Depositary will be the holder of the shares underlying your ADSs. As an ADS holder, you will have ADS holder rights. The Deposit Agreement sets out ADS holder rights as well as the rights and obligations of the Depositary. New York law governs the Deposit Agreement and the ADSs.

American Depositary Receipts

ADRs evidencing ADSs will be issuable by the Depositary under the Deposit Agreement. An ADR may evidence any number of ADSs. Each ADS represents one Class D share (or a right to receive one Class D share) deposited under the Deposit Agreement with the custodian, currently The Bank of New York, S.A., in Buenos Aires, or any of its successors (the “Custodian”).

ADRs will be issued under the Deposit Agreement subject to the conditions and other provisions described under “Deposit and Withdrawal of Deposited Securities” below, upon deposit with the Custodian in Buenos Aires of Class D shares (or evidence of rights to receive Class D shares).

The Depositary is required to keep books at its Corporate Trust Office for the registration of ADRs and transfers of ADRs, which at all reasonable times shall be open for inspection by you, as an ADR holder, provided that such inspection shall not be for the purpose of communicating with other holders regarding matters other than our business or a matter related to the Deposit Agreement or the ADRs.

Current ADSs Outstanding

As of November 15, 2010, there were approximately 232.7 million ADSs outstanding and approximately 82 holders of record of ADSs. Such ADSs represented approximately 59.2% of the total number of issued and outstanding Class D shares as of November 15, 2010. Excluding ADSs owned by Repsol YPF, outstanding ADSs represent 16.5% of the total number of outstanding Class D shares.

Deposited Securities

As used in this section, “Deposited Securities” means Class D shares (or evidence of rights to receive Class D shares) held under the Deposit Agreement and any and all other securities, property or cash received at any time by the Depositary or the Custodian with respect to those shares.

Deposit and Withdrawal of Deposited Securities

The Depositary has agreed that upon deposit with the Custodian in Buenos Aires of Class D shares or evidence of rights to receive Class D shares, and subject to the terms of the Deposit Agreement, it will execute and deliver through its Corporate Trust Office to the persons specified by the depositor, ADRs registered in the name or names of such person or persons for the number of ADSs issuable in respect of such deposit, upon payment to the Depositary of the fee for execution and delivery of ADRs, the fee for deposit and transfer of Class D shares and taxes and governmental charges.

Upon surrender of ADRs at the Corporate Trust Office of the Depositary, upon payment of the fees and charges provided in the Deposit Agreement and subject to the provisions of the Deposit Agreement, our by-laws and the Class D shares, you, as an ADR holder, are entitled to delivery of appropriate evidence of title to the Class D shares, at the Corporate Trust Office of the Depositary or at the office of the Custodian in Buenos Aires, and to any other property at the time represented by the surrendered ADRs.

The forwarding of documents of title for such delivery at the Corporate Trust Office of the Depositary in New York City will be at your risk and expense as an ADR holder.

Dividends, Other Distributions, Rights and Changes Affecting Deposited Securities

The Depositary is required, to the extent that in its judgment it can convert Argentine pesos (or any other foreign currency) on a reasonable basis into dollars and transfer the resulting dollars to the United States, to convert all cash dividends and other cash distributions which it receives on the underlying Deposited Securities into dollars, and to distribute the amount it receives, net of any expenses it incurs in connection with conversion, to you, as an ADR holder, in proportion to the number of ADSs representing such Class D shares that you hold. The amount distributed will be reduced by any amounts required to be withheld by us or the Depositary on account of taxes. See “Material Tax Considerations.” The Depositary may convert pesos into dollars by selling pesos and purchasing dollars in the Argentine foreign exchange market or in any other manner that it may determine. If the Depositary determines in its judgment that any foreign currency received by it cannot be converted on a reasonable basis and transferred to the United States, the Depositary may distribute the foreign currency (or an appropriate document evidencing the right to receive that foreign currency) it receives to you, as an ADR holder, or in its discretion may hold such foreign currency uninvested and without liability for interest on it for your account as an ADR holder.

If any distribution by us consists of a dividend in, or free distribution of, Class D shares, the Depositary may, and will if we so request, reflect on its records such increase in the aggregate number of ADSs representing such Class D shares or distribute to you, as an ADR holder, in proportion to your holdings, additional ADRs evidencing an aggregate number of ADSs representing the number of Class D shares received as such dividend or free distribution, subject to the provisions of the Deposit Agreement, including the withholding of taxes and governmental charges and the payment of fees. If additional ADRs are not distributed in the case of such dividend or free distribution, each ADR will from that point forward also represent the additional number of Class D shares distributed with respect to the Class D shares represented by it prior to such distribution.

In the event that the Depositary determines that any distribution in property (including Class D shares or rights to subscribe for Class D shares) cannot be made proportionally, or if for any other reason the Depositary deems such distribution not to be feasible, the Depositary may dispose of all or a portion of such property in such amounts and in such manner, including by public or private sale, as the Depositary deems equitable and practicable, and the Depositary will distribute the net proceeds of any such sale, after deduction of the fees of the Depositary provided in the Deposit Agreement, to you, as an ADR holder, as in the case of a distribution received in cash.

In the event that the Depositary determines that any distribution in property (including Class D shares or rights to subscribe for Class D shares) is subject to any tax or other governmental charge which the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such property in such amounts and in such manner as the Depositary deems necessary and practicable to pay any such taxes or charges, and the Depositary will distribute the net proceeds of any such sale after deduction of such taxes or charges to you, as an ADR holder, in proportion to your holdings, and the Depositary will distribute any unsold balance of such property in accordance with the provisions of the Deposit Agreement.

If we offer, or cause to be offered, to you, as an ADR holder, any rights to subscribe for additional Class D shares or any rights of any other nature, the Depositary, after consultation with us, will have discretion as to the procedure to be followed in making such rights available to you or in disposing of such rights for your benefit, or if by the terms of such rights offering or for any other reason, the Depositary may not make the rights or net proceeds following the sale of rights available to you, then the Depositary will allow the rights to lapse. If at the time of the offering of any rights the Depositary determines in its discretion, after consultation with us, that it is lawful and feasible to make such rights available to all or certain ADR holders but not to other holders, the Depositary may, after consultation with us, distribute such rights to any holder to whom it determines the distribution to be lawful and feasible. If the Depositary determines in its discretion, after consultation with us, that it is not lawful and feasible to make such rights available to all or certain ADR holders, the Depositary may sell such rights, or warrants or other instruments and may allocate the net proceeds of such sales (net of the fees of the Depositary and all taxes and governmental charges payable in connection with such rights) for your account, as an ADR holder, upon an averaged or other practicable basis without regard to any distinctions among ADR holders because of exchange restrictions, the date of delivery of any ADR or otherwise.

We and the Depositary will not offer rights to you, as an ADR holder, unless a registration statement is in effect with respect to the securities represented by such rights under the Securities Act or the offer and sale of such rights or securities to you are exempt from registration under the provisions of such act. The Depositary is not responsible for any failure to determine that it may be lawful or feasible to make a distribution available to you. We have no obligation to register Class D shares, ADSs, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of Class D shares, ADSs, rights or anything else to you. This means that you may not receive the distributions we make on our Class D shares or any value for them if it is illegal or impractical for us or the Depositary to make them available to you.

Record Dates

Whenever any cash dividend or other cash distribution becomes payable or any distribution other than cash is made, whenever rights are issued with respect to the Deposited Securities, whenever for any reason the Depositary causes a change in the number of Class D shares represented by each ADS, or whenever the Depositary receives notice of any meeting of holders of our Class D shares or of holders of other securities represented by the ADRs, the Depositary will fix a record date, which date will, to the extent practicable, be the same record date fixed by us for the determination of ADR holders who are entitled to receive such dividend, distribution or rights or the net proceeds of the sale thereof or entitled to give instructions for the exercise of voting rights at any such meeting, or the record date fixed by us on or after which each ADS will represent a changed number of Class D shares, subject to the provisions of the Deposit Agreement.

Voting of the Underlying Class D Shares

The Depositary has agreed that, as soon as practicable after receipt of a notice of any meeting of our shareholders, it will mail a notice to you, as an ADR holder, which will contain (a) a summary in English of the notice of such meeting, (b) a statement that at the close of business on a specified record date, you, as an ADR holder, will be entitled, subject to any applicable provisions of Argentine law, our by-laws and the Class D shares, to instruct the Depositary to exercise the voting rights, if any, pertaining to the Class D shares represented by your ADSs and (c) a statement as to the manner in which such instructions may be given to the Depositary.

The Depositary intends so far as practicable to vote or cause to be voted the amount of Class D shares represented by the ADSs in accordance with your written instructions. For instructions to be valid, they must reach the Depositary by a date set by the Depositary. Otherwise, you will not be able to exercise your right to vote unless you withdraw the underlying shares. However, you may not know about the meeting enough in advance to withdraw such shares. If no instructions are received, the Depositary will vote Class D shares in accordance with the recommendations of our management, unless prohibited from doing so by applicable Argentine law. In addition, the Depositary will deposit all Class D shares evidenced by ADSs for purposes of establishing a quorum at meetings of shareholders, whether or not voting instructions with respect to such shares have been received.

Amendment and Termination of the Deposit Agreement

The ADRs and the Deposit Agreement may at any time and from time to time be amended by written agreement between the us and the Depositary. Any amendment which imposes or increases any fees or charges (other than taxes and governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or which otherwise prejudices any substantial existing right of yours as an ADR holder, will not take effect as to outstanding ADRs until the expiration of 30 days after notice of such amendment has been given to you. If you are an ADR holder at the time such amendment so becomes effective, you will be deemed, if such notice shall have been mailed to you, by continuing to hold such ADR, to consent to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event may any amendment impair your right as an ADR holder to surrender your ADR and receive in exchange the Class D shares and any property represented thereby, except in accordance with applicable law.

Whenever so directed by us, the Depositary has agreed to terminate the Deposit Agreement by mailing notice of such termination to the holders of all then-outstanding ADRs registered on the books of the Depositary at least 30 days prior to the date fixed in such notice of such termination. The Depositary may likewise terminate the Deposit Agreement by mailing notice of such termination to us and the holders of outstanding ADRs registered on the books of the Depositary, if at any time 90 days after the Depositary shall have delivered to us such notice a successor Depositary shall not have been appointed and accepted its appointment as provided in the Deposit Agreement. If any ADRs remain outstanding after the date of termination, the Depositary thereafter will discontinue the registration of transfer of ADRs, will suspend the distribution of dividends to ADR holders, and will not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary will continue to collect dividends and other distributions pertaining to the Deposited Securities, will sell rights as provided in the Deposit Agreement, and will continue to deliver Deposited Securities, together with any dividends or other distributions received with respect thereto, and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs, after deducting, in each case, fees and expenses of the Depositary for the surrender of ADRs, expenses for the account of the ADR holder in accordance with the provisions of the Deposit Agreement, and taxes and governmental charges. At any time after the expiration of one year from the date of termination, the Depositary may sell the Deposited Securities and hold uninvested the net proceeds, together with any other cash then held, unsegregated and without liability for interest, for the pro rata benefit of the holders of ADRs which have not yet been surrendered, with such holders becoming general creditors of the Depositary with respect to such proceeds.

Charges of Depositary

We will pay the fees, reasonable expenses and out-of-pocket charges of the Depositary and those of any registrar in accordance with agreements is writing entered into between us and the Depositary from time to time, except for the charges that are expressly provided in the Deposit Agreement to be at the expense of persons depositing or withdrawing Class D Shares, surrendering ADRs or to whom ADRs are issued, as set forth below.

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

The table below sets forth the fees payable, either directly or indirectly, by a holder of ADSs as of the date of this prospectus.

Persons depositing or withdrawing shares must pay:	For:

U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADRs (including, without limitation, issuance pursuant to a stock dividend or stock split declared by YPF, an exchange of stock or a distribution of rights) and surrender of ADRs

Cancellation of ADSs for the purpose of withdrawal

A fee equivalent to the fee that would be payable if securities distributed to a holder had been shares and the shares had been deposited for issuance of ADSs	Sale, on behalf of the holder, of rights to subscribe for additional shares or any right of any nature distributed by YPF

Transfer fees, as may from time to time be in effect	Transfer and registration of shares on YPF share register to or from the name of the Depositary or its agent when a holder deposits or withdraws shares

Expenses of the Depositary	Cable, telex and facsimile transmission expenses, as provided in the Deposit Agreement Expenses incurred by the Depositary in the conversion of foreign currency(1)

Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary(2)

(1)
Pursuant to the Deposit Agreement, whenever the Depositary shall receive foreign currency, as a cash dividend or other distribution which, in the judgment of the Depositary, can be converted on a reasonable basis into U.S. dollars and transferred to the United States, it will convert such foreign currency into U.S. dollars and transfer the resulting U.S. dollars (after deduction of its customary charges and expenses in effecting such conversion) to the United States.

(2)
You will be responsible for any taxes or other governmental charges payable on your ADSs or on the Deposited Securities represented by any of your ADSs. The Depositary may deduct the amount of any taxes owed from any payments to you. It may also sell Deposited Securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the Depositary sells Deposited Securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

In 2009 and in the nine-month period ended September 30, 2010, the Depositary made no direct or indirect payments to YPF.

Transfer of American Depositary Receipts

The transfer of an ADR is registrable on the books of the Depositary at its Corporate Trust Office by its owner in person or by a duly authorized attorney upon surrender of the ADR properly endorsed for transfer or accompanied by proper instruments of transfer and funds sufficient to pay any applicable transfer taxes and the expenses of the Depositary and upon compliance with the regulations that the Depositary may establish for that purpose, provided however that the Depositary may close the transfer books at our reasonable request or at any time it deems it necessary to perform its duties. As an ADR holder, you will have the right to inspect the transfer books, subject to certain conditions provided in the Deposit Agreement. Prior to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADR or the withdrawal of Deposited Securities, the Depositary, the Custodian or the registrar may require payment of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or related registration fee (including any such tax or charge and fee with respect to Class D shares being deposited or withdrawn) and payment of any applicable fees provided in the Deposit Agreement. The Depositary may refuse to deliver ADRs, register the transfer of any ADR or make any distribution of, or related to, Class D shares until it has received such proof of citizenship or residence, exchange control approval, compliance with all applicable laws and regulations or other information as it or we may deem necessary. The delivery, transfer and registration of transfer of ADRs generally may be suspended during any period when the transfer books of the Depositary are closed, or if any such action is deemed necessary or advisable by the Depositary or us at any time or from time to time because of any requirement of law or of any government or governmental body or commission, or under any provision of the Deposit Agreement, or for any other reason, subject to the following sentence. The surrender of outstanding ADRs and the withdrawal of Deposited Securities may not be suspended, subject only to (i) temporary delays caused by closing our transfer books or those of the Depositary for the deposit of Class D shares in connection with voting at a shareholders’ meeting or the payment of dividends, (ii) the payment of fees, taxes and similar charges and (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of the Deposited Securities.

Notices and Reports

On or before the first day on which we give notice, by publication or otherwise, of any meeting of holders of Class D shares or other Deposited Securities, or of any adjourned meeting of such holders, or of the taking of any action in respect of any cash or other distributions or the offering of any rights, the Company shall transmit to the Depositary and the Custodian an English copy of such notice in the form given or to be given to the holders of Class D shares or other Deposited Securities.

The Depositary shall make available for inspection by owners of ADRs at its Corporate Trust Office any reports and communications, including any proxy soliciting material, received from us which are both (a) received by the Depositary as the holder of the Deposited Securities, and (b) made generally available to the holders of such Deposited Securities by the Company.

Upon your request, we intend to send to the Depositary for distribution to you, as an ADR holder, annual reports in English containing audited consolidated financial statements, quarterly reports in English containing certain unaudited summary financial information and summaries in English of notices of shareholders’ meetings and other reports and communications that are made generally available by us to holders of Deposited Securities.

Uncertificated American Depositary Shares and the Direct Registration System

ADSs may be certificated securities evidenced by ADRs or uncertificated securities. Except for the provisions of the Deposit Agreement that by their nature do not apply to uncertificated ADSs, all the provisions of the Deposit Agreement apply to uncertificated ADSs as well as to certificated ADSs and to holders of uncertificated ADSs as well as to owners of ADRs. ADSs not evidenced by ADRs will be transferable as uncertificated registered securities under the laws of the State of New York.

The Depositary has a duty to register a transfer in the case of uncertificated ADSs, upon receipt from the owner of an ADS of a proper instruction. The Depositary, upon surrender of an ADR for the purpose of exchanging for uncertificated ADS, shall cancel that ADR and send the owner a statement confirming that the owner is the owner of the same number of uncertificated ADSs that the surrendered ADR evidenced. The Depositary, upon receipt of a proper instruction from the owner of uncertificated ADSs for the purpose of exchanging for certificated ADSs, shall execute and deliver to the owner an ADR evidencing the same number of certificated ADSs.

The Direct Registration System (“DRS”) and Profile Modification System (“Profile”) shall apply to uncertificated ADSs upon acceptance by The Depository Trust Company (the “DTC”). DRS is the system administered by DTC pursuant to which the Depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the Depositary to the owners entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an owner of ADSs, to direct the Depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the Depositary of prior authorization from the owner to register such transfer. The Depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an owner in requesting a registration of transfer and delivery as described above has the actual authority to act on behalf of the owner (notwithstanding any requirements under the Uniform Commercial Code).

Pre-release of ADSs

The Deposit Agreement permits the Depositary to deliver ADSs before deposit of the underlying Class D shares. This is called a pre-release of the ADSs. The Depositary may also deliver Class D shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying Class D shares are delivered to the Depositary. The Depositary may receive ADSs instead of shares to close out a pre-release. The Depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the Depositary in writing that it or its customer owns the Class D shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or United States government securities until such Class D shares are deposited; (3) the Depositary must be able to close out the pre-release on not more than five business days’ notice; and (4) subject to such further indemnities and credit regulations as the Depositary deems appropriate. In addition, the Depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the Depositary may disregard the limit from time to time, if it thinks it is appropriate to do so. We will incur no liability to you, as an ADR holder, as a result of such transactions.

Liability

Neither we nor the Depositary will be liable to you if, by reason of any provision of any present or future law or regulation of the United States, Argentina or any other country, or of any other governmental or regulatory authority or stock exchange, or by reason of any provision, present or future, of the by-laws of YPF, or by reason of any provisions of any securities issued or distributed by us or by reason of any act of God or war or other circumstances beyond our control or the Depositary’s control, we or the Depositary shall be prevented, delayed or forbidden from or be subject to any civil or criminal penalty on account of doing or performing any act or thing which by the terms of the Deposit Agreement it is provided shall be done or performed. Nor shall we or the Depositary incur any liability to any owner or holder of an ADR by reason of any non-performance or delay, caused as aforesaid, in the performance of any act or thing which by the terms of the Deposit Agreement it is provided shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement.

The Deposit Agreement expressly limits our obligations and the obligations of the Depositary, and it limits our liability and the liability of the Depositary. YPF and the Depositary:

•	are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;

•
have no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or in respect of the ADRs, which in its opinion, respectively, may involve it in expense or liability, unless indemnity satisfactory to it against all expense and liability shall be furnished as often as may be required; and

•
are not liable for any action or inaction if either relies upon the advice of, or information from, legal counsel, accountants, any person presenting shares for deposit, any holder, or any other person believed to be competent to give such advice or information.

In addition, the Depositary:

•
will not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the Depositary or in connection with any matter arising wholly after the removal or resignation of the Depositary, provided that in connection with the issue out of which such potential liability arises the Depositary performed its obligations without negligence or bad faith while it acted as Depositary; and

•
will not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or nonaction is in good faith.

MATERIAL TAX CONSIDERATIONS

The following summary contains a description of the material Argentine and U.S. federal income tax consequences of the acquisition, ownership and disposition of Class D shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Class D shares or ADSs. The summary is based upon the tax laws of Argentina and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. Prospective purchasers of Class D shares or ADSs should consult their own tax advisers as to the tax consequences of the acquisition, ownership and disposition of Class D shares or ADSs.

Although there is at present no income tax treaty between Argentina and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of Class D shares or ADSs.

Argentine Tax Considerations

The following discussion is a summary of the material Argentine tax considerations relating to the purchase, ownership and disposition of our Class D shares or ADSs.

Dividends tax

Dividends paid on our Class D shares or ADSs, whether in cash, property or other equity securities, are not subject to income tax withholding, except for dividends paid in excess of our taxable accumulated income for the previous fiscal period, which are subject to withholding at a rate of 35% in respect of such excess. This is a final tax and it is not applicable if dividends are paid in shares (acciones liberadas) rather than in cash.

Capital gains tax

Capital gains recognized by non-resident individuals or entities from the sale, exchange or other disposition of our ADSs or Class D shares are not subject to Argentine income tax.

Personal assets tax

Argentine individuals and undivided estates, foreign individuals and undivided estates, and foreign entities, are responsible for the personal assets tax of 0.5% of the value of any shares or ADSs issued by Argentine entities, held as of December 31 of each year. The tax is levied on Argentine issuers of such shares or ADSs, such as us, (which must pay this tax in substitution of the relevant shareholders) and is based on the equity value (valor patrimonial proporcional), or the book value, of the shares derived from the latest financial statements at December 31 of each year. Pursuant to the Personal Assets Tax Law, we are entitled and expect to seek reimbursement of such paid tax from the applicable shareholders, including by withholding, foreclosing on the shares, or by withholding dividends.

Tax on debits and credits in bank accounts

Tax on debits and credits in bank accounts is levied, with certain exceptions, for debits and credits on checking accounts maintained at financial institutions located in Argentina and other transactions that are used as a substitute for the use of checking accounts. The general tax rate is 0.6% for each debit and credit, although in certain cases a decreased rate may apply. The account holder may use up to 34% of the tax paid in respect of credits, as a credit against other federal taxes.

Value added tax

The sale, exchange or other disposition of our Class D shares or ADSs and the distribution of dividends are exempt from the value added tax.

Transfer taxes

The sale, exchange or other disposition of our Class D shares or ADSs is not subject to transfer taxes.

Stamp taxes

Stamp taxes may apply in certain Argentine provinces if transfer of our Class D shares or ADSs is performed or executed in such jurisdictions by means of written agreements. Transfer of our Class D shares or ADSs is exempt from stamp tax in the City of Buenos Aires.

Other taxes

There are no Argentine inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class D shares or ADSs. In addition, neither the minimum presumed income tax nor any local gross turnover tax is applicable to the ownership, transfer or disposition of our Class D shares or ADSs.

In the case of litigation regarding the Class D shares or ADSs before a court of the City of Buenos Aires, a 3% court fee would be charged, calculated on the basis of the claim.

Tax treaties

Argentina has tax treaties for the avoidance of double taxation currently in force with Australia, Austria, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, the Netherlands, Norway, Russia, Spain, Sweden, Switzerland and the United Kingdom. There is currently no tax treaty or convention in effect between Argentina and the United States. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our Class D shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be (i) exempted from the payment of the personal assets tax and (ii) entitled to apply for reduced withholding tax rates on payments to be made by Argentine parties.

United States Federal Income Tax Considerations

In the opinion of Davis Polk & Wardwell LLP, the following are the material U.S. federal income tax consequences of purchasing, owning and disposing of our Class D shares or ADSs. This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities.

This discussion applies only if you are a U.S. Holder (as defined below) and you hold our Class D shares or ADSs as capital assets for tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•
persons holding Class D shares or ADSs as part of a hedge, “straddle,” wash sale, conversion transaction, integrated transaction or similar transaction or persons entering into a constructive sale with respect to the Class D shares or ADSs;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	persons who acquired our Class D shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation;

•	persons holding Class D shares or ADSs in connection with a trade or business conducted outside of the United States;

•	tax-exempt entities, including “Individual retirement accounts” or “Roth IRAs”; or

•	persons holding Class D shares or ADSs that own or are deemed to own ten percent or more of our voting stock.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Class D shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships holding Class D shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the Class D shares or ADSs.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.

You are a “U.S. Holder” if you are a beneficial owner of Class D shares or ADSs and are, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, if you own ADSs, you will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary, or intermediaries in the chain of ownership between U.S. Holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Argentine taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

Please consult your own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of Class D shares or ADSs in your particular circumstances.

This discussion assumes that YPF is not, and will not become, a passive foreign investment company, as described below.

Taxation of distributions

Distributions paid on Class D shares or ADSs, other than certain pro rata distributions of ordinary shares, will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because YPF does not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Subject to applicable limitations (including a minimum holding period requirement) and the discussion above regarding concerns expressed by the U.S. Treasury, certain dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 are taxable at a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States. You should consult your own tax advisers to determine whether the favorable rate may apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate. The amount of a dividend will include any amounts withheld by us in respect of Argentine taxes. The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

Dividends paid in Argentine pesos will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your, or in the case of ADSs, the Depositary’s, receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt.  Foreign currency gain or loss that you recognize will generally be treated as U.S. source ordinary income.

Subject to applicable limitations (including a minimum holding period requirement) that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Argentine income taxes withheld from dividends on Class D shares or ADSs will be creditable against your U.S. federal income tax liability.  Amounts paid on account of the Argentine personal assets tax will not be eligible for credit against your U.S. federal income tax liability.  You should consult your tax adviser to determine the tax consequences applicable to you as a result of the payment of the Argentine personal assets tax or the withholding of the amount of such tax from distributions, including whether such amounts are includible in income or are deductible for U.S. federal income tax purposes. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisers regarding the availability of the foreign tax credit under your particular circumstances.

Sale or other disposition of Class D shares or ADSs

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of Class D shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if you held the Class D shares or ADSs for more than one year. The amount of your gain or loss will equal the difference between the amount realized on the disposition and your tax basis in the Class D shares or ADSs disposed of. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive foreign investment company rules

YPF believes that it will not be considered a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the taxable year of 2010, and does not expect to be considered one in the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among other things, less than 25 percent owned equity investments) from time to time, there can be no assurance that YPF will not be considered a PFIC for any taxable year. If YPF were treated as a PFIC for any taxable year during which you held a Class D share or ADS, certain adverse consequences could apply to you.

If YPF is treated as a PFIC for any taxable year during which you hold a Class D share or ADS, any gain you recognize on a sale or other disposition of the Class D share or ADS would be allocated ratably over your holding period for the Class D share or ADS. The amounts allocated to the taxable year of the disposition and to any year before YPF became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting tax liability. Further, the portion of any distribution in respect of ADSs or ordinary shares that is in excess of 125 percent of the average of the annual distributions on ADSs or ordinary shares received by you during the preceding three years or your holding period, whichever is shorter, would be subject to taxation in the same manner as gains.  Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the Class D shares or ADSs.  U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

In addition, if YPF were to be treated as a PFIC in a taxable year in which it pays dividends or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate holders would not apply.

Recently enacted legislation creates an additional annual filing requirement for U.S. Holders of a PFIC.  The legislation does not describe what information will be required to be included in the additional annual filing, but rather grants the Secretary of the U.S. Treasury authority to decide what information must be included in such annual filing.  If we are a PFIC for a given taxable year, then you should consult your tax adviser concerning your annual filing requirements.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (i) you are an exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

New reporting requirements

For taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution).  U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of Class D shares or ADSs.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of common shares.  Prospective purchasers should consult their tax advisers concerning the tax consequences of their particular situations.

PLAN OF DISTRIBUTION

The selling shareholders may, from time to time, sell up to 58,996,919 Class D shares, including in the form of ADSs, in the United States and other countries outside Argentina in private transactions or on any stock exchange, market or trading facility on which the Class D shares, including in the form of ADSs, are traded. These sales may be at fixed public offering prices, which may be changed, or at negotiated prices. The selling shareholders may sell Class D shares, including in the form of ADSs:

•	through underwriters, dealers or agents;

•	directly to a limited number of purchasers or to a single purchaser;

•	in ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;

•
in block trades in which a broker-dealer will attempt to sell the Class D shares, including in the form of ADSs, as agent but may purchase and resell a portion of the block as principal to facilitate the transaction;

•	in privately negotiated transactions;

•	at market prices prevailing at the time of sale or at prices related to prevailing market prices;

•	through broker-dealers who may agree with the selling shareholders to sell a specified number of such Class D shares, including in the form of ADSs, at a stipulated price per share or ADS;

•	through a combination of any such methods of sale; and

•	through any other method permitted pursuant to applicable law.

The selling shareholders have sold and may sell from time to time Class D shares, including in the form of ADSs, under Rule 144 of the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders in amounts to be negotiated.

The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. The aggregate value of the compensation to be received by any participating FINRA member will not be greater than eight percent of the offering proceeds.

The selling shareholders and any broker-dealers or agents that are involved in selling the Class D shares, including in the form of ADSs, may be deemed to be “underwriters” within the meaning of the Securities Act in connection with any sales. If a sale occurs, any commissions received by such broker-dealers or agents and any profit on the resale of the Class D shares, including in the form of ADSs, purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

EXPENSES OF THE OFFERING

We have agreed with Repsol YPF that Repsol YPF will bear all costs, expenses and fees of registration of the Class D shares, including in the form of ADSs, offered by the selling shareholders for resale. In addition, any brokerage commissions, discounts, concessions or other fees, if any, payable to broker-dealers in connection with any sale of the Class D shares or ADSs, will be borne by Repsol YPF or by the purchasers of our Class D shares or ADSs. We estimate that the expenses of the offering will be approximately U.S.$407,964.76 in the aggregate. The following table sets for the costs and expenses, other than underwriting discounts and commission, which could be incurred in connection with the sale of the securities registered hereby. All amounts set forth below are estimates other than the U.S. Securities and Exchange Commission registration fee.

Expenses	Amount (in U.S.$)
Securities and Exchange Commission registration fee(1)	167,964.76
Legal fees and expenses	210,000.00
Accountant fees and expenses	30,000.00
Total	407,964.76
________________
(1)	We have offset $121,988.17 of the filing fee due in connection with the filing of this registration statement in accordance with rule 457(p) of the Securities Act.

VALIDITY OF SECURITIES

The validity of the ADSs will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York. The validity of the Class D shares and other matters governed by Argentine law will be passed upon for us by Severgnini, Robiola, Grinberg & Larrechea, Buenos Aires, Argentina. Carlos María Tombeur and Arturo F. Alonso Peña, members of Severgnini, Robiola, Grinberg & Larrechea, are members of our Supervisory Committee.

EXPERTS

The Audited Consolidated Financial Statements incorporated in this registration statement by reference to our 2009 Form 20-F and the effectiveness of YPF’s internal control over financial reporting have been audited by Deloitte & Co. S.R.L., an independent registered public accounting firm, as stated in its reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on YPF’s consolidated financial statements and include an explanatory paragraph stating that the accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America, that the information relating to the nature and effect of such differences is presented in Notes 13, 14, and 15 to YPF’s Audited Consolidated Financial Statements, and (2) express an unqualified opinion on the effectiveness of YPF’s internal control over financial reporting as of December 31, 2009), and have been so incorporated in reliance upon the reports of such firm given upon its authority as expert in accounting and auditing.

During the years ended December 31, 2008 and 2009 and through the date of this prospectus, the principal independent accountant engaged to audit our financial statements, Deloitte & Co S.R.L., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed.

The offices of Deloitte & Co. S.R.L. are located at Florida 234, 5th floor, Ciudad Autónoma de Buenos Aires, Argentina.

Certain oil and gas reserve data incorporated herein by reference from the 2009 Form 20-F was reviewed by Gaffney, Cline & Associates Inc. as indicated therein, in reliance upon the authority of such firm as experts in estimating proved oil and gas reserves.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

We are incorporated under the laws of Argentina. Substantially all of our assets are located outside the United States. The majority of our directors and all our officers and certain advisors named herein reside in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against us or them in United States courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

We have been advised by our Argentine counsel, Severgnini, Robiola, Grinberg & Larrechea, that a substantial portion of our assets located in Argentina could not be subject to attachment or foreclosure if a court were to find that such properties are necessary to the provision of an essential public service, unless the Argentine government otherwise approves the release of such property. In accordance with Argentine law, as interpreted by the Argentine courts, assets which are necessary to the provision of an essential public service may not be attached, whether preliminarily or in aid of execution.

Our Argentine counsel has also advised us that judgments of United States courts for civil liabilities based upon the federal securities laws of the United States may be enforced in Argentina, provided that the requirements of Article 517 of the Federal Civil and Commercial Procedure Code (if enforcement is sought before federal courts) are met as follows: (i) the judgment, which must be final in the jurisdiction where rendered, was issued by a court competent in accordance with the Argentine principles regarding international jurisdiction and resulted from a personal action, or an in rem action with respect to personal property if such was transferred to Argentine territory during or after the prosecution of the foreign action, (ii) the defendant against whom enforcement of the judgment is sought was personally served with the summons and, in accordance with due process of law, was given an opportunity to defend against foreign action, (iii) the judgment must be valid in the jurisdiction where rendered and meet authenticity requirements established in accordance with the requirements of Argentine law, (iv) the judgment does not violate the principles of public policy of Argentine law, and (v) the judgment is not contrary to a prior or simultaneous judgment of an Argentine court.

Subject to compliance with Article 517 of the Federal Civil and Commercial Procedure Code described above, a judgment against us, any Argentine selling shareholder or the persons described above obtained outside Argentina would be enforceable in Argentina without reconsideration of the merits.

In addition, our Argentine counsel, Severgnini, Robiola, Grinberg & Larrechea, has informed us that there is doubt as to the enforceability of liabilities based solely on federal securities laws of the United States in actions initiated in Argentina.

We have been further advised by our Argentine counsel that the ability of a judgment creditor or the other persons named above to satisfy a judgment by attaching certain assets of ours or any of the selling shareholders, respectively, is limited by provisions of Argentine law.

A plaintiff (whether Argentine or non-Argentine) residing outside Argentina during the course of litigation in Argentina must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Argentina that could secure such payment. The bond must have a value sufficient to satisfy the payment of court fees and defendant’s attorney fees, as determined by the Argentine judge. This requirement does not apply to the enforcement of foreign judgments.

Repsol YPF is a limited liability company (sociedad anónima) organized under the laws of the Kingdom of Spain. All of the directors and executive officers of Repsol YPF are not residents of the United States. Such persons and a substantial portion of Repsol YPF’s assets are located outside the United States. As a result, it may be difficult for you to file a lawsuit against either Repsol YPF or such persons in the United States with respect to matters arising under the federal securities laws of the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts against either Repsol YPF or such persons based on the civil liability provisions of such laws. Provided that United States case law does not prevent the enforcement in the U.S. of Spanish judgments (as in such case, judgments obtained in the U.S. shall not be enforced in Spain), if a U.S. court grants a final judgment in an action based on the civil liability provisions of the federal securities laws of the United States, enforceability of such judgment in Spain will be subject to satisfaction of certain factors. Such factors include the absence of a conflicting judgment by a Spanish court or of an action pending in Spain among the same parties and arising from the same facts and circumstances, the Spanish courts’ determination that the U.S. courts had jurisdiction, that process was appropriately served on the defendant, the regularity of the proceeding followed before the U.S. courts, the authenticity of the judgment and that enforcement would not violate Spanish public policy. In general, the enforceability in Spain of final judgments of U.S. courts does not require retrial in Spain. If an action is commenced before Spanish courts with respect to liabilities based on the U.S. federal securities laws, there is a doubt as to whether Spanish courts would have jurisdiction. Spanish courts may enter and enforce judgments in foreign currencies.

Abbreviations:

“bbl”	Barrels.

“bcf”	Billion cubic feet.

“boe”	Barrels of oil equivalent.

“boe/d”	Barrels of oil equivalent per day.

“km”	Kilometers.

“liquids”	Crude oil, condensate and natural gas liquids.

“LPG”	Liquefied petroleum gas.

“m”	Thousand.

“mbbl/d”	Thousand barrels per day.

“mcf”	Thousand cubic feet.

“mcm”	Thousand cubic meters.

“mboe/d”	Thousand barrels of oil equivalent per day.

“mm”	Million.

“mmbbl”	Million barrels.

“mmboe”	Million barrels of oil equivalent.

“mmBtu”	Million British thermal units.

“mmcf”	Million cubic feet.

“mmcf/d”	Million cubic feet per day.

“NGL”	Natural gas liquids.

“WTI”	West Texas Intermediate.

Shares of Class D Common Stock
(including in the form of American depositary shares)

YPF Sociedad Anónima